Exhibit 99.10

(Formerly GCM Mining Corp.)

Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(expressed in thousands of United States dollars)

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Aris Mining Corporation (formerly GCM Mining Corp.)

Opinion

We have audited the consolidated financial statements of Aris Mining Corporation (the Entity), which comprise:

●	the consolidated statements of financial position as at December 31, 2022 and December 31, 2021

●	the consolidated statements of income for the years ended December 31, 2022 and December 31, 2021

●	the consolidated statements of comprehensive income (loss) for the years ended December 31, 2022 and December 31, 2021

●	the consolidated statements of equity for the years ended December 31, 2022 and December 31, 2021

●	the consolidated statements of cash flows for the years ended December 31, 2022 and December 31, 2021

●	and notes to the consolidated financial statements, including a summary of significant accounting policies

(Hereinafter referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of the Entity as at December 31, 2022 and December 31, 2021, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the “Auditor’s Responsibilities for the Audit of the Financial Statements” section of our auditor’s report.

We are independent of the Entity in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements for the year ended December 31, 2022. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

We have determined the matters described below to be the key audit matters to be communicated in our auditor’s report.

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

Evaluation of the acquisition-date fair value of mineral properties, exploration and evaluation assets and deferred revenue acquired as part of the Aris Gold acquisition

Description of the matter

We draw attention to Notes 3, 4 and 5 to the financial statements. On September 26, 2022, the Entity completed the acquisition of all of the issued and outstanding common shares of Aris Gold not already owned by the Entity. The acquisition of Aris Gold was accounted for as a business combination, whereby the total consideration transferred has been allocated to the underlying assets acquired and liabilities assumed, based on their estimated fair values at the acquisition date. In connection with this acquisition, the Entity recorded mining interests, plant and equipment of $255,857 thousand, which includes mineral properties and exploration and evaluation assets, and deferred revenue of $59,596 thousand.

To determine the fair value of mineral properties and deferred revenue acquired, the Entity used discounted cash flow models. To determine the fair value of exploration and evaluation assets, the Entity used a market multiples approach based on comparable public companies and transactions in similar jurisdictions. Significant assumptions used in the estimate of the acquisition-date fair value of mineral properties, exploration and evaluation assets and deferred revenue are mineral reserves and resources, future gold prices, discount rates and the per ounce market multiple.

Why the matter is a key audit matter

We identified the evaluation of the acquisition-date fair value of mineral properties, exploration and evaluation assets and deferred revenue as a key audit matter. This matter represented a significant risk of material misstatement as changes to the significant assumptions could have a significant impact on the measurement of the acquisition-date fair value of mineral properties, exploration and evaluation assets and deferred revenue.

How the matter was addressed in the audit

The following are the primary procedures we performed to address this key audit matter. We compared the life of mine production estimates to the mineral reserves and resources of the Marmato Mine and Juby Project. We assessed the competence, capabilities and objectivity of the Entity’s personnel who prepared the mineral reserves and resources estimate, including the industry and regulatory standards they applied.

We involved valuation professionals with specialized skills and knowledge, who assisted with:

●	Assessing the methodologies used by the Entity to determine the fair value of mineral properties, exploration and evaluation assets and deferred revenue

●

Assessing management’s future gold prices used to determine the fair value of mineral properties and deferred revenue by comparing to estimates that were independently obtained using publicly available third-party sources

●	Assessing the discount rates used to determine the fair value of mineral properties and deferred revenue by comparing to independent assumptions obtained from publicly available third-party sources

●	Assessing the implied value per ounce market multiple used to determine the fair value of the exploration and evaluation asset by comparing to implied value per ounce from comparable transactions.

2

Evaluation of certain assumptions used in measuring deferred revenue related to the Marmato Mine

Description of the matter

We draw attention to Notes 3, 4 and 14 to the financial statements. On September 26, 2022, the Entity completed the acquisition of Aris Gold Corporation, which included a Precious Metals Purchase Agreement with Wheaton Precious Metals International Ltd. related to the Marmato Mine. The Entity has recorded deferred revenue related to the Marmato Mine of $60,658 thousand and revenue of $299,861 thousand, which includes $828 thousand that was previously recorded as deferred revenue.

The Entity accounts for upfront cash deposits received for streaming arrangements as contract liabilities (deferred revenue). As gold and silver deliveries are made, the Entity recognizes a portion of the deferred revenue as revenue, calculated on a per unit basis using the total number of gold and silver ounces expected to be delivered over the life of the mine. The consideration received from payments for deliveries made under streaming arrangements is considered variable, and changes are accounted for as a cumulative catch-up in revenue. Key inputs into the estimate of the amount of deferred revenue that should be recognized are life of mine production, timing of construction milestones, long-term commodity price curves and financing rate.

Why the matter is a key audit matter

We identified the evaluation of the life of mine production and long-term commodity price curve assumptions that are used in the measurement of deferred revenue as a key audit matter. This matter represented an area of significant risk of material misstatement as changes to the significant assumptions could have a significant impact on the measurement of deferred revenue. As a result, significant auditor judgment was required in evaluating the significant assumptions.

How the matter was addressed in the audit

The following are the primary procedures we performed to address this key audit matter. We compared the life of mine production estimates to the mineral reserves and resources of the Marmato Mine. We assessed the competence, capabilities and objectivity of the Entity’s personnel who prepared the mineral reserves and mineral resources estimate, including the industry and regulatory standards they applied. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the long-term commodity prices used in the Entity’s assessment by comparing to third party estimates.

Other Information

Management is responsible for the other information. Other information comprises the information included in Management’s Discussion and Analysis filed with the relevant Securities Commissions.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements, or our knowledge obtained in the audit and remain alert for indications that the other information appears to be materially misstated.

We obtained the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions as at the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditor’s report.

We have nothing to report in this regard.

3

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Entity’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Entity or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Entity’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion.

Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

●

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Entity to cease to continue as a going concern.

4

●

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●

Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

●

Provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

●

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group Entity to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

●

Determine, from the matters communicated with those charged with governance, those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our auditor’s report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Chartered Professional Accountants

The engagement partner on the audit resulting in this auditor’s report is Michael D. Woeller.

Vancouver, Canada

March 14, 2023

5

Consolidated Statements of Financial Position (Expressed in thousands of U.S. dollars)

		December 31,	December 31,
	Notes	2022	2021

ASSETS

Current

Cash and cash equivalents		$299,461	$323,565

Gold bullion		907	4,479

Accounts receivable	17b	48,526	29,566

Inventories	7	26,633	22,412

Prepaid expenses and deposits		2,674	1,946
		378,201	381,968

Non-current

Cash in trust		1,110	783

Mining interests, plant and equipment	9	749,146	455,778

Investment in Associates	8	113,527	159,856

Other long-term assets	17b	136	-

Total assets		$1,242,120	$998,385

LIABILITIES AND EQUITY

Current

Accounts payable and accrued liabilities	10	$47,282	$35,861

Income tax payable	16	25,765	15,739

Note payable	8	51,504	-

Current portion of long-term debt	11	15,524	8,135

Current portion of deferred revenue	14	1,606	-

Current portion of provisions	13	1,153	1,662

Current portion of lease obligations	12	2,416	1,718

		145,250	63,115

Non-current

Long-term debt	11	362,909	306,131

Warrant liabilities	15d	16,314	32,195

Deferred revenue	14	143,052	84,000

Provisions	13	20,963	22,655

Deferred income taxes	16	48,255	8,476

Lease obligations	12	3,710	2,087

Other long-term liabilities	15g	292	1,200

Total liabilities		740,745	519,859

Equity

Share capital	15a	715,035	626,042

Share purchase warrants	15c	10,183	10,252

Contributed surplus		180,674	177,315

Accumulated other comprehensive loss		(183,140)	(122,696)

Retained earnings (deficit)		(221,377)	(212,387)

Total equity		501,375	478,526

Total liabilities and equity		$1,242,120	$998,385

Commitments and contingencies	Note 17c
Subsequent Events	Note 15c, 15d, 15e, 15g

Approved by the Board of Directors and authorized for issue on March 14, 2023:

_____________/s/ Neil Woodyer_________ Director                             _______/s/ David Garofalo_______________ Director

See accompanying notes to the Consolidated Financial Statements.

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Consolidated Statements of Income (Expressed in thousands of U.S. dollars, except per share and share amounts)

		Year ended December 31,
	Notes	2022	2021

Revenue	18	$ 399,963	$ 382,611

Cost of sales	19	(195,823)	(183,898)
Depreciation and depletion		(32,193)	(31,415)

Social contributions		(11,992)	(11,719)

Income from mining operations		159,955	155,579

Acquisition and restructuring costs	5	(26,880)	(9,817)
General and administrative costs		(22,024)	(13,180)
Gain on loss of control of Aris Gold	6	-	56,886
Revaluation of Aris Gold	8a	(31,050)	-
Gain on sale of shares of Titiribi	8c	-	8,913
Income (loss) from equity accounting in investees	8	(12,931)	2,192
Share-based compensation	15h	(1,415)	(1,677)

Other expenses		(4,164)	(2,325)

Income from operations		61,491	196,571

Gain on financial instruments	21	18,849	49,624
Finance income		6,759	1,427
Interest and accretion	20	(28,288)	(18,596)

Foreign exchange gain		4,397	2,679

Earnings before income tax		63,208	231,705

Income tax (expense) recovery
Current	16	(67,029)	(55,444)
Deferred	16	4,443	3,707

Net earnings		$ 622	$ 179,968

Attributed to shareholders of the Company		$ 622	$ 186,226

Non-controlling interest		-	(6,258)

		$ 622	$ 179,968

Earnings per share – basic	15i	$ 0.01	$ 2.25

Weighted average number of outstanding common shares – basic		108,162,090	82,812,159

(Loss) earnings per share - diluted	15i	$ (0.22)	$ 1.59

Weighted average number of outstanding common shares – diluted		117,173,624	94,885,233

See accompanying notes to the Consolidated Financial Statements.

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Consolidated Statements of Comprehensive Income (Loss) (Expressed in thousands of U.S. dollars)

		Year ended December 31,
	Notes	2022	2021

Net earnings		$622	$179,968

Other comprehensive (loss) earnings:

Items that will not be reclassified to profit in subsequent periods:

Unrealized loss on investment in Amilot ($nil tax effect)	8	(9)	(12)
Unrealized gain (loss) on Convertible Debentures due to change in credit risk ($nil tax effect)	11c	546	(793)
Actuarial gain on health plan obligation ($nil tax effect)	13	341	492
Unrealized loss on Gold Notes due to changes in credit risk ($nil tax effect)	11b	(560)	(668)
Unrealized loss on Aris Gold Notes due to change in credit risk associated with non-controlling interest, net of tax		-	(585)

Items that may be reclassified to profit in subsequent periods:
Realization of OCI and AOCI through profit and loss on acquisition of Aris Gold		(7,131)	-
Equity accounted investees – share of other comprehensive income (loss)	8	(4,417)	-
Foreign currency translation adjustment (net of tax effect)		(49,638)	(30,376)
Foreign currency translation adjustment associated with non-controlling interest		-	(1,014)

Other comprehensive (loss) earnings		(60,868)	(32,956)

Comprehensive (loss) earnings		$(60,246)	$147,012

Comprehensive (loss) earnings attributable to:
Shareholders of the Company		$(60,246)	$154,869
Non-controlling interest		-	(7,857)

Comprehensive (loss) earnings		$(60,246)	$147,012

See accompanying notes to the Consolidated Financial Statements.

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Consolidated Statements of Equity (Expressed in thousands of U.S. dollars, except share amounts)

	Share Capital - Common Shares		Share Purchase	Contributed	Accumulated	Retained	Total
Year ended December 31, 2022	Number	Amount	Warrants	surplus	OCI	earnings	Equity

At December 31, 2021	98,000,774	$626,042	$10,252	$177,315	$(122,696)	$(212,387)	$478,526
Exercise of options (Note 15be)	194,999	496	-	(31)	-	-	465
Exercise of warrants (Note 15cd)	287,099	1,273	(69)	-	-	-	1,204
Stock based compensation	-	-	-	1,315	-	-	1,315
Issuance of equity for the acquisition of Aris Gold (Note 5)	38,420,690	90,317	-	2,075	-	-	92,392
Realization of OCI and AOCI through retained earnings on acquisition of Aris Gold	-	-	-	-	424	(424)	-
Repurchase of shares (Note 15b)	(845,901)	(3,093)	-	-	-	-	(3,093)
Dividends declared (Note 14b)	-	-	-	-	-	(9,188)	(9,188)
Comprehensive earnings (loss)	-	-	-	-	(60,868)	622	(60,246)
At December 31, 2022	136,057,661	$715,035	$10,183	$180,674	$(183,140)	$(221,377)	$501,375

	Share Capital - Common Shares		Share Purchase	Contributed	Accumulated	Retained	Total
Year ended December 31, 2021	Number	Amount	Warrants	surplus	OCI	earnings	equity

At December 31, 2020	61,762,411	$472,219	$-	$180,498	$(115,837)	$(383,168)	$153,712
Exercise of options (Note 15b)	83,333	225	-	(58)	-	-	167
Exercise of warrants (Note 15b)	286,387	1,219	(88)	-	-	-	1,131
Stock based compensation	-	-	-	1,243	-	-	1,243
Acquisition of Gold X (Note 6)	36,772,294	155,904	10,340	-	-	-	166,244
Share issue cost	(50,000)	(216)	-	-	-	-	(216)
Issuance of common shares as repayment of debentures	421,050	2,240	-	-	-	-	2,240
Elimination of Aris Gold share-based compensation on loss of control	-	-	-	(4,368)	-	-	(4,368)
Elimination of accumulated other comprehensive loss on loss of control of Aris	-	-	-	-	28,578	-	28,578
Recognition of accumulated unrealized gains due to changes in credit risk on Aris Gold Notes on loss of control	-	-	-	-	-	(3,521)	(3,521)
Recognition of accumulated foreign currency translation adjustment on sale of Zancudo Project	-	-	-	-	688	-	688
Repurchase of shares (Note 15b)	(1,274,701)	(5,549)	-	-	-	-	(5,549)
Dividends declared	-	-	-	-	-	(11,924)	(11,924)
Comprehensive loss	-	-	-	-	(36,125)	186,226	150,101
At December 31, 2021	98,000,774	$626,042	$10,252	$177,315	$(122,696)	$(212,387)	$478,526

See accompanying notes to the Consolidated Financial Statements.

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Consolidated Statements of Cash Flows (Expressed in thousands of U.S. dollars)

		Year ended December 31,
	Notes	2022	2021

Operating Activities
Net income (loss)		$622	$179,968
Adjusted for the following items:
Depreciation		33,530	31,549
Loss (income) from investment in associates	8	12,931	(2,192)
Share-based compensation	15h	1,415	1,677
Interest and accretion	20	28,288	18,596
Gain on financial instruments	21	(18,600)	(49,624)
Amortization of Deferred Revenue	14a	(828)	-
Unrealized foreign exchange loss (gain)		(1,939)	916
Change in provisions		(1,097)	1,610
Gain on sale of Zancudo Project	8c	-	(8,913)
Gain on loss of control of Aris Gold		-	(56,886)
Deferred and current income tax expense		62,586	51,737
Revaluation of Aris Gold	8a	31,050	-
Loss on derecognition of assets	9	1,311	-
Changes in non-cash operating working capital items	22	(21,599)	(14,541)

Operating cash flows before taxes		127,670	153,897
Income taxes paid		(50,716)	(73,343)

Net cash provided by operating activities		76,954	80,554

Investing Activities
Additions to mining interests, plant and equipment (net)	9	(115,007)	(63,468)
Acquisition of Zenk, net of cash acquired		-	(7,015)
Acquisition of Gold X, net of transaction costs		-	4,439
Reduction in cash on Zancudo sale		-	(30)
Contribution to Investment in associates	8b	(1,266)	-
Purchase of Denarius shares and subscription receipts	8c	(2,625)	(7,942)
Purchase of Aris Gold Convertible Debenture	8a	(35,000)	-
Interest received on Aris Gold Convertible Debenture		335	-
Reduction in cash on loss of control of Aris Gold		-	(151,404)
Capitalized Interest		(1,409)	-
Increase in cash acquired with Aris Acquisition	5	95,126	-
Aris Gold GLN redemption payment		688	183
Sale (purchase) of gold bullion		4,621	(4,479)
Increase in cash in trust		(42)	-

Net cash used in investing activities		(54,579)	(229,716)

Financing Activities
Share issue and financing costs		-	(365)
Net proceeds from Senior Notes		-	286,010
Repayment of Gold Notes and decrease in Gold Trust Account		(1,847)	(35,867)
Release of cash in escrow in connection with Aris Gold Notes and Aris Gold Subscription Receipts		-	131,345
Payment of lease obligations	12	(3,051)	(2,422)
Interest paid		(21,964)	(2,686)
Exercises of stock options and warrants		988	687
Repurchase of shares under NCIB	15b	(3,093)	(5,549)
Payment of dividends on common shares	15b	(10,351)	(11,487)

Net cash provided from financing activities		(39,318)	359,666
Impact of foreign exchange rate changes on cash and equivalents		(7,161)	(9,447)

Increase in cash and cash equivalents		(24,104)	201,057
Cash and cash equivalents, beginning of period		323,565	122,508

Cash and cash equivalents, end of period		$299,461	$323,565

See accompanying notes to the Consolidated Financial Statements.

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Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

1.	Nature of Operations

Aris Mining Corporation (the “Company” or “Aris Mining”), is a company incorporated under the laws of the Province of British Columbia, Canada. On September 26, 2022, Aris Mining (previously GCM Mining Corp. (“GCM Mining”)) completed the acquisition of Aris Mining Holdings Corp. (“Aris Holdings”) (previously Aris Gold Corporation (“Aris Gold”)) (the “Aris Acquisition” or “Transaction”) (Note 5). The address of the Company’s registered and records office is 2900 – 550 Burrard Street, Vancouver, British Columbia, V6C 0A3. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and trade under the symbol “ARIS”. The Company’s common shares also trade in the United States on the OTCQX under the symbol “TPRFF”.

Aris Mining is primarily engaged in the acquisition, exploration, development and operation of gold properties in Colombia, Guyana and Canada. Aris Mining operates the Segovia Operations and Marmato Mine in Colombia. The Company is also the operator and 20% owner of the Soto Norte Project in Colombia, with an option to increase its ownership to 50%. Aris Mining also owns the advanced stage Toroparu Project in Guyana and the Juby Project in Ontario, Canada.

2.	Basis of Presentation

These consolidated financial statements, as approved by the Company’s Board of Directors on March 14, 2023, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements have been prepared under the historical cost basis, except for certain financial assets and liabilities which are measured at fair value and are presented in U.S. dollars. They have been prepared on a going concern basis assuming that the Company will be able to realize its assets and discharge its liabilities in the normal course of business as they come due for the foreseeable future. Certain comparative figures have been reclassified to conform with the current year’s presentation.

3.	Summary of Significant Accounting Policies

Consolidation

These financial statements comprise the financial results of the Company and its subsidiaries. Details regarding the Company and its principal subsidiaries as of December 31, 2022 are as follows:

Entity	Property/ function	Registered	Functional currency (1)
Aris Mining Corporation (GCM Mining Corp.)	Corporate	Canada	USD
Aris Mining Holdings Corp. (Aris Gold Corporation)	Corporate	Canada	USD
Aris Mining Guyana Holdings (Gold X Mining Corp.)	Corporate	Canada	USD
Aris Mining Segovia Holdings, S.A. (Gran Colombia Gold, S.A.)	Corporate	Panama	USD
Aris Mining (Panama) Marmato Inc. (Caldas Gold Colombia Inc.)	Corporate	Panama	USD
Aris Mining Segovia (Gran Colombia Gold Segovia Sucursal Colombia)	Segovia Operations	Colombia	COP
Aris Mining Marmato (Caldas Gold Marmato S.A.S.)	Marmato Mine	Colombia	COP
Minerales Andinos de Occidente, S.A.S.	Marmato Zona Alta	Colombia	COP
Minera Croesus S.A.S.	Marmato Zona Alta	Colombia	COP
Aris Gold Switzerland AG	Soto Norte Interest	Switzerland	USD
ETK Inc.	Toroparu Mine	Guyana	USD
Aris Mining Toroparu Holdings Ltd. (Goldheart Investment Holdings Ltd.)	Toroparu Mine	BVI	USD

(1)	“USD” = U.S. dollar; “COP” = Colombian peso.

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Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

3.	Summary of Significant Accounting Policies (cont.)

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Accounting policies of subsidiaries have been aligned where necessary to ensure consistency with the policies adopted by the Company.

Foreign currency translation

a)	Functional and presentation currencies

Items included in the financial statements of each entity consolidated by the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company’s principal subsidiaries are disclosed in the table under “Consolidation” above.

b)	Transactions and balances

Foreign currency transactions are translated into the functional currency of the entity using the exchange rates prevailing at the dates of the transactions or revaluation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income and loss in “foreign exchange gain (loss)”.

c)	Group companies

The results and financial position of Aris Mining Segovia, Aris Mining Marmato, Minerales Andinos de Occidente, S.A.S, and Minera Croesus S.A.S, which have a functional currency different from the presentation currency, are translated into the presentation currency as follows:

i)	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;
ii)

income and expenses for each consolidated statement of income (loss) and cash flows for the periods presented are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions);

iii)

components of equity are translated at the exchange rates at the dates of the relevant transactions or at average exchange rates where this is a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, and are not re-translated; and

iv)	all resulting exchange differences are recognized in other comprehensive income and loss.

When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in the consolidated statement of income (loss) as part of the gain or loss on sale.

Segment reporting

Reportable segments are those whose operating results are reviewed by the chief operating decision-maker, identified as the Board of Directors, which is responsible for allocating resources and assessing performance.

The Company has five reportable segments, the first and second being the exploration, development and operation of the Segovia and Marmato gold properties in Colombia, the third being the advanced exploration-stage Toroparu Project in Guyana, the fourth being the Soto Norte Project in Colombia and the fifth being the corporate administration office in Vancouver responsible for oversight and financing for the group. Refer to Note 24 for additional information.

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Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

3.	Summary of Significant Accounting Policies (cont.)

Business combinations

The Company uses the acquisition method of accounting for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Pre-existing relationships are accounted for separately from the business combination and the amount related to the settlement of a pre-existing relationship is excluded from the consideration transferred. Any gain or loss arising from the settlement of a pre-existing relationship is recognized immediately in profit or loss. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value at the acquisition date. On an acquisition-by-acquisition basis, the Company recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

The Company determines whether a business is acquired when the integrated set of assets and activities includes at a minimum, an input and a substantive process and whether the acquired set has the ability to contribute to the creation of outputs.

The Company also has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. A business consists of inputs and processes applied to those inputs that can contribute to the creation of outputs. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the concentration test is met, and the transaction is determined not to be a business combination. If the assets acquired are not a business, the transaction is accounted for as an asset acquisition.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous cross ownership in the acquiree over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognized directly in the consolidated statement of income (loss).

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods during the measurement period which does not exceed one year from the acquisition date.

Remeasurement of fair value of investments on asset acquisition

The Company has elected an accounting policy choice not to remeasure the carrying value of previously held investments in associates on acquisition of additional interests that do not constitute a business.

Cash and cash equivalents

Cash and cash equivalents includes cash on hand, term deposits and other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts are included in liabilities as bank indebtedness.

Gold in Trust

The Gold in trust account represents the physical gold the Company has deposited in accordance with the terms of the 7.5% Gold-Linked Notes (“Gold Notes”) (Note 12) to satisfy its quarterly principal repayment obligations. At the end of each reporting period, the balance of gold ounces accumulated in the Gold in trust account is valued at the lower of cost or net realizable value (“NRV”). NRV is the estimated sale price of the gold, generally determined based on the spot price at the period end.

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Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

3.	Summary of Significant Accounting Policies (cont.)

Inventories

Mineral inventories are valued at the lower of average production cost and NRV. The cost of mineral inventories includes all costs related to bringing the inventory to its current condition, including mining and processing costs, labour costs, materials and supplies, direct and allocated indirect operating overhead and depreciation expense. Materials and supplies inventories are valued at the lower of cost and NRV, where cost is calculated on a weighted average basis. NRV is the estimated selling price less estimated costs to complete and applicable selling expenses.

Financial instruments

Financial assets are classified according to their contractual cash flow characteristics and the business models under which they are held. On initial recognition, a financial asset is classified as: amortized cost, fair value through profit and loss (“FVTPL”) or fair value through other comprehensive income (“FVOCI”).

Financial assets are measured at amortized cost if both of the following criteria are met and the financial assets are not designated as at FVTPL: 1) the objective of the Company’s business model is to collect the contractual cash flows; and 2) the asset’s contractual cash flows represent solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to measure the investment at FVOCI whereby changes in the investment’s fair value (realized and unrealized) will be recognized permanently in other comprehensive income with no reclassification to profit and loss. The election is made on an investment-by-investment basis.

All financial assets not measured at amortized cost or FVOCI, including derivative financial assets, are measured at FVTPL. On initial recognition, a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI may be irrevocably designated as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other than those classified as FVTPL, directly attributable transaction costs.

Financial liabilities are subsequently measured and classified as amortized cost or as FVTPL. Derivative financial liabilities are measured at FVTPL. The Company, at initial recognition, may designate a hybrid financial liability that contains embedded derivative financial instruments, at FVTPL. For such financial liabilities recorded at FVTPL, the change in fair value due to changes in the Company’s credit risk is recorded in other comprehensive income, with the remainder of the change in fair value recorded in profit and loss.

Measurement of financial assets in subsequent periods depends on whether the financial asset has been classified as amortized cost, FVTPL or FVOCI. The carrying amount of financial liabilities after initial recognition depends on whether they are classified as amortized cost or FVTPL. Financial assets and financial liabilities classified as amortized cost are accounted for subsequent to initial recognition using the effective interest method.

Loss allowances for “expected credit losses” are recognized on financial assets measured at amortized cost, contract assets and investments in debt instruments measured at FVOCI, but not on equity investments. A loss event is not required to have occurred before a credit loss is recognized.

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Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

3.	Summary of Significant Accounting Policies (cont.)

The Company has assessed the classification and measurement of its financial assets and financial liabilities as follows:

Classification category

Cash and cash equivalents	Amortized cost
Cash in escrow	Amortized cost
Accounts receivable	Amortized cost
Cash in trust, non-current	Amortized cost
Other long term receivables	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Soto Norte deferred consideration	Amortized cost
DSU liability	FVTPL
PSU liability	FVTPL
Gold Notes	FVTPL
Warrant liabilities	FVTPL
Embedded derivative asset in Senior Notes	FVTPL
Convertible Debentures	FVTPL

Fair value hierarchy

The Company classifies financial assets and liabilities that are recognized in the statement of financial position at fair value in a hierarchy that is based on significance of the inputs used in making the measurements. The levels in the hierarchy are:

●	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities;
●	Level 2 - Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
●	Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

With the availability of quoted prices in an active market, the Listed Warrants and DSU liabilities are classified as Level 1 in the fair value hierarchy. The PSU liabilities, Gold Notes, Convertible Debentures, Embedded Derivative and Unlisted Warrants are classified as Level 2 in the fair value hierarchy as the fair values have been determined based on inputs, including volatility factors, risk-free rate, stock price and credit spread, which can be substantially observed or corroborated in the marketplace.

Investments in Joint Arrangements and Associates

The Company conducts a portion of its business through investments in joint arrangements and associates.

Associates	Location	Ownership Interest	Classification and accounting method	Mining properties

Soto Norte Joint Venture (“Soto Norte“)	Colombia	20%	Associate; equity method	Soto Norte Project

Denarius Metals Corp. (“Denarius“)	Colombia	31.8%	Associate; equity method	Lomero-Poyatos Project

Western Atlas Resources (“Western Atlas“)	Canada	25.4%	Associate; equity method	Meadowbank Project; Lo Increible Project

In a joint arrangement, the parties are bound by contractual arrangements establishing joint control, and decisions about the activities that significantly affect the returns of the investee require unanimous consent. A joint arrangement is classified as either a joint operation or a joint venture, subject to the terms that govern each investor’s rights and obligations in the arrangement.

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Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

3.	Summary of Significant Accounting Policies (cont.)

In a joint operation, the investor has rights and obligations to the separate assets and liabilities of the investee and in a joint venture, the investors have rights to the net assets of the joint arrangement. For a joint operation, the Company recognizes its share of the assets, liabilities, revenue, and expenses of the joint arrangement, while for a joint venture, the Company accounts for its investment in the joint arrangement using the equity method.

An associate is an entity over which the Company has significant influence and is neither a subsidiary nor a joint arrangement. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies. The Company accounts for its investments in associates using the equity method.

Under the equity method, the Company’s investment in a joint venture or an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of net earnings and losses of the joint venture or associate, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the joint venture or associate’s reserves, and for impairment losses after the initial recognition date. The Company’s share of a joint venture or an associate’s losses that are in excess of its investment are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. The Company’s share of earnings and losses of joint ventures and associates are recognized in net earnings during the period. Dividends and repayment of capital received from a joint venture or an associate are accounted for as a reduction in the carrying amount of the Company’s investment. Unrealized gains and losses between the Company and its joint ventures and associates are recognized only to the extent of unrelated investors’ interests in the joint ventures and associates. Intercompany balances and interest expense and income arising on loans and borrowings between the Company and its joint ventures and associates are not eliminated.

As disclosed in Note 8, the Company accounts for its investments in Soto Norte, Denarius and Western Atlas using the equity method. Financial reporting for Denarius and Western Atlas typically occurs after the Company’s financial reporting dates and, as such, the Company uses financial statements of Denarius and Western Atlas reported for the quarter ended three months earlier in recording the Company’s share of profit or loss from Denarius and Western Atlas.

Adjustments are made for the effects of any significant events that occur between the date of the financial statements of Soto Norte, Denarius and Western Atlas and the date of the Company’s consolidated financial statements.

Mining interests, plant and equipment

a)	Exploration and evaluation (“E&E”) assets

The Company’s principal exploration and evaluation mining interests is the Toroparu and Juby Project. Exploration and evaluation activities involve the search for minerals, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation expenditures are capitalized. Exploration and evaluation expenditures include costs which are directly attributable to:

●	researching and analyzing existing exploration data;
●	conducting geological studies, exploratory drilling and sampling;
●	examining and testing extraction and treatment methods;
●	completing pre-feasibility and feasibility studies; and
●	costs incurred in acquiring mineral rights.

An impairment review of exploration and evaluation assets is performed, either individually or at the cash-generating unit (“CGU”) level, when there are indicators that the carrying amount of the assets may exceed their recoverable amounts. Indicators of impairment for exploration and evaluation assets are not identified provided that at least one of the conditions below is met:

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Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

3.	Summary of Significant Accounting Policies (cont.)

●	such costs are expected to be recovered in full through successful development and exploration of the area of interest or alternatively, by its sale; or
●

exploration and evaluation activities in the area of interest have not yet reached a stage that permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in relation to the area are continuing, or planned for the future.

To the extent that indicators of impairment are identified, an impairment charge is recognized in the consolidated statement of income (loss) for the amount by which the asset or CGU’s carrying amount exceeds its recoverable amount.

Where a project is determined to be technically feasible and commercially viable and a decision has been made to proceed with development with respect to a particular area of interest, the relevant exploration and evaluation asset is first tested for impairment and then the balance is reclassified as a development project in mining interests, plant and equipment.

b)	Plant and equipment

Plant and equipment is recorded at cost less accumulated depreciation, amortization and impairment charges, if any. Cost includes expenditures that are directly attributable to the acquisition and are recorded as part of the development and construction of the asset. Costs to acquire mineral properties are capitalized and represent the property’s fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of a replaced part is derecognized. All other repairs and maintenance costs are charged to the consolidated statements of income (loss) during the financial period in which they are incurred.

The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant components and depreciates each component separately. The residual values and useful lives of the assets are reviewed and adjusted, if appropriate, at the end of each reporting period.

Depletion of capitalized costs related to mineral properties will be charged to cost of sales on a unit-of-production basis based upon proven and probable reserves and estimated mineable mineral resources until the properties are abandoned, sold or considered to be impaired in value. Mineral properties are tested for impairment in accordance with the policy for impairment of non-financial assets as set out below. Land is not depreciated.

Depreciation of plant and equipment and other assets is calculated using the straight-line method to allocate their cost to their residual values over the shorter of the life of mine or their estimated useful lives, as follows:

Machinery and equipment	10 years
Transportation equipment	5 years
Office and other equipment	4 to 10 years
Buildings and improvements	20 years

Impairment

Financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired using an expected credit loss impairment model. If such evidence exists, the Company recognizes an impairment loss. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

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Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

3.	Summary of Significant Accounting Policies (cont.)

Non-financial assets

Assets that are subject to depreciation and E&E assets are reviewed for impairment, or reversal of impairment, as the case may be, whenever events or changes in circumstances indicate there is a change in the recoverability of the carrying amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash inflows (CGUs), which are typically individual mining projects. The estimates used for impairment reviews are based on detailed mine plans and operating budgets, modified as appropriate to meet the requirements of IAS 36, Impairment of Assets.

Value in use is determined based on discounted cash flow models taking into consideration estimates of the quantities of the reserves and mineral resources, future production levels, future gold and silver prices, and future cash costs of production, capital expenditure, shutdown, restoration and environmental clean-up, excluding future expansions or development projects. Assumptions used are specific to the Company and the discount rate applied in the value in use test is based on the Company’s estimated pre-tax weighted average cost of capital with appropriate adjustment for the risks associated with the relevant cash flows, to the extent that such risks are not reflected in the forecasted cash flows.

When evaluating fair value less costs of disposal, fair value is determined based on the amount that could be obtained in an arm’s length transaction and generally uses a discounted cash flow model based on the present value of estimated future cash flows, including future expansions or development projects. In a fair value less costs of disposal analysis the assumptions used are those that a market participant would be expected to apply.

An impairment charge is recognized in the consolidated statement of income (loss) for the amount by which the asset’s carrying amount exceeds its recoverable amount. Non-financial assets, other than goodwill, that were previously impaired are reviewed for possible reversal of the impairment at each reporting date when an event warrants such consideration. The reversal is limited to the carrying amount that would have been determined, net of any applicable depreciation, had no impairment charge been recognized in prior years.

Impairment and reversal of impairment of investments in associates

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate or joint venture is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the investee’s operations. When there is objective evidence that an investment is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its FVLCD and VIU. If the recoverable amount of an investment is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period in which the relevant circumstances are identified. If an impairment loss reverses in a subsequent period, the carrying amount of the investment is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings in the period in which the reversal occurs.

Borrowing costs

The Company does not capitalize borrowing costs related to exploration and evaluation assets. All borrowing costs related to exploration and evaluation assets are recognized as interest and accretion in the consolidated statement of income (loss) in the period in which they are incurred.

Once the Company has established that exploration and evaluation assets have reached technical feasibility and commercial viability, they are reclassified to development projects. Borrowing costs incurred that are attributable to qualifying assets under development will be capitalized and included in the carrying amounts during the development period until the assets are ready for their intended use. In the case of mining properties, the mining property is ready for its intended use when it commences commercial production. Capitalization will commence on the date that expenditures for the qualifying asset are incurred, borrowing costs are being incurred by the Company and activities that are necessary to prepare the qualifying asset for its intended use are being undertaken.

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Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

3.	Summary of Significant Accounting Policies (cont.)

For funds obtained from general borrowing, the amount capitalized will be calculated using a weighted average of rates applicable to the borrowings during the period. For funds borrowed specifically for the purpose of obtaining or developing a qualifying asset, the amount capitalized will represent the actual borrowing costs incurred on the specific borrowings less any investment income earned on the temporary investment of those borrowings.

Current and deferred income tax

The provision for income tax comprises current and deferred income tax. Income tax is recognized in the consolidated statement of income (loss), except to the extent that it relates to items recognized in other comprehensive income (loss) or directly in equity. In this case the tax is also recognized in other comprehensive income (loss) or directly in equity, respectively.

Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognized using the asset and liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined on a non-discounted basis using tax rates (and laws) that have been enacted or substantively enacted by the consolidated statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Deferred Revenue

Upfront cash deposits received for streaming arrangements are accounted for as contract liabilities (deferred revenue) in accordance with IFRS 15, Revenue from contracts with customers (“IFRS 15”). Deferred revenue consists of payments received by the Company in consideration for future commitments to deliver gold and silver produced at the Marmato and Toroparu Mine. As gold and silver deliveries are made, the Company recognizes a portion of the deferred revenue as revenue, calculated on a per unit basis using the total number of gold and silver ounces expected to be delivered over the life of the mine. The current portion of deferred revenue is based on deliveries anticipated over the next twelve months.

A financing charge on deferred revenue is recognized when the Company identifies a significant financing component related to its streaming arrangements, resulting from a difference in the timing of the up-front consideration received and delivery of the gold and silver ounces. The interest rate is determined based on the rate implicit in each streaming arrangement at the date of initial recognition. Financing components that are attributable to qualifying assets under development is capitalized and included in the carrying amounts during the development period until the assets are ready for their intended use, in accordance with the Company’s borrowing costs policy.

The consideration received from payments for deliveries made under streaming arrangements is considered variable, subject to changes in the total estimated gold and silver ounces to be delivered and gold and silver prices. Changes to variable consideration are accounted for as a cumulative catch-up and are recorded in revenue in the consolidated statement of income (loss).

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Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

3.	Summary of Significant Accounting Policies (cont.)

Provision for Decommissioning

The provision for decommissioning arises from the development, construction and normal operation of mining property, plant and equipment as mining activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations.

The estimated present value of reclamation liabilities is recorded in the period in which the liabilities are incurred. A corresponding change to the carrying amount of the related asset is recorded and depreciated on a unit-of-production basis. The liability will be increased each period to reflect the interest element and will also be adjusted for changes in the discount rates and in the estimates of the amount, timing and cost of the work to be carried out.

Future remediation costs are determined based on management’s best estimate at the end of each period of the undiscounted cash costs expected to be incurred at each site. Changes in estimates are reflected by adjusting the provision for decommissioning and the related asset in the period during which an estimate is revised. Accounting for reclamation and remediation obligations requires management to make estimates of the future costs they will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. The estimates are dependent on labour costs, known environmental impacts, the effectiveness of remedial and restoration measures, inflation rates and pre-tax interest rates that reflect current market assessment of time value of money. The Company also estimates the timing of the outlays, which is subject to change depending on continued exploration and newly discovered mineral reserves.

Actual costs incurred may differ from those estimated amounts. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation.

Post-retirement benefits – health plan obligations

In connection with the acquisition of the assets of the Segovia Operations, the Company, agreed to fund the obligatory ongoing health premiums related to the participants of the previous owner’s pension plan. Actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions are recorded in other comprehensive income. Changes in the present value of the obligation due to amendments or changes to the plan are recorded in profit or loss. Payments made in respect of these benefits are disclosed in operating cash flows.

Provisions for other liabilities and charges

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.

Provisions are based on management’s best estimate of the expenditure required to settle the obligation and are generally measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as accretion expense.

Revenue recognition

Revenue from the sale of gold and silver is recognized when control has been transferred to the customer, which is considered to occur when products have been delivered to the location specified by the customer and the risks of loss have been passed to the customer. Revenue is measured based on the spot price agreed to between the Company and the customer prior to each delivery, in accordance with the contract, which does not include any provisional pricing arrangements.

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Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

3.	Summary of Significant Accounting Policies (cont.)

Share-based payments

The Company has equity-settled and cash-settled share-based compensation plans under which it issues either equity instruments or makes cash payments based on the value of the underlying equity instrument of the Company. The Company’s share-based compensation plans are comprised of the following:

a)	Stock option plan

The Company records equity-settled share-based payments under which the entity receives services from employees and consultants as consideration for stock options granted by the Company. For employees and others providing similar services, the total amount to be expensed is based on the fair value of the options granted. The fair value is determined using the Black-Scholes model on grant date. Measurement inputs include share price on measurement date, exercise price, expected volatility, expected life, expected dividends, expected forfeiture rate and the risk-free interest rate.

The compensation expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the entity revises its estimates of the number of options that are expected to vest. It recognizes the impact of the revision to original estimates, if any, in the consolidated statement of income (loss) with a corresponding adjustment to equity.

b)	Deferred share units (“DSUs”)

DSUs are an equity-based instrument under the Company’s long-term incentive plan (“LTIP”) for its non-executive directors. Each DSU represents the right for a non-executive director to receive a cash payment (subject to withholdings) when they cease to be a director of the Company. The cash payment is equal to the product of (i) the vested number of DSUs held and (ii) the volume-weighted average market price of the Company’s common shares for the five business days preceding such date.

The DSUs represent a financial liability as they can only be settled in cash upon the departure of the directors. As such, the DSUs granted and vested are initially recognized at their fair value as share-based compensation with a corresponding amount recorded in accounts payable and accrued liabilities on the statement of financial position. The DSU liability is subsequently remeasured to its fair value at each period end with the change in fair value during the period recognized as share-based compensation. Unvested DSUs are recognized as share-based compensation over the vesting period using the straight-line method.

c)	Preferred share units (“PSUs”)

PSUs are an equity-based instrument under the Company’s LTIP for employees. Each PSU represents the right for an employee to receive a cash payment (subject to withholding) when the PSUs have vested. PSU grants have three-year vesting, with vesting contingent on performance at the end of the three-year performance period. The performance factor will be based on the cumulative three-year Total Shareholder Return (“TSR”) compared to the S&P/TSX Global Gold Index. If performance is between threshold and maximum, vesting will be determined on a straight-line basis between 50% and 200% of target.

PSUs are cash-settled in accordance with their terms at the prevailing market price (the five-day volume weighted average price) of the shares immediately before the last day of the performance period of the shares. The performance thresholds are as follows:

Performance	Comparative three-year TSR versus S&P/TSX Global Gold Index	Vesting (% of grant)

Below threshold	More than 25% points below index	0%

Threshold	25% points below index	50%

Target	Matches index	100%

Maximum	50% points above index	200%

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Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

3.	Summary of Significant Accounting Policies (cont.)

The PSUs represent a financial liability as they can only be settled in cash once they have vested. As such, the PSU compensation expense is recognized at fair value over the vesting period with a corresponding amount recorded in other liabilities on the statement of financial position. The PSU liability is remeasured to its fair value at each period end with the change in fair value during the period recognized as share-based compensation.

Earnings (loss) per share

Basic (loss) earnings per share is computed by dividing net (loss) income for the period by the weighted average number of common shares outstanding during the period.

Provided that they are not anti-dilutive, diluted earnings per share amounts are calculated giving effect to the potential dilution that would occur if convertible securities or other contracts to issue common shares were exercised or converted to common shares using the if-converted and treasury stock method. The if-converted method determines earnings if all convertible securities were converted to common stock at the beginning of the period. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants and any unamortized share-based compensation amounts are used to repurchase common shares at the prevailing market rate.

Leases

The Company recognizes a lease liability with a corresponding right-of-use (“ROU”) asset on the date at which the leased asset is available for use by the Company. The lease liability is initially measured at the present value of the lease payments outstanding at the commencement date, discounted using the interest rate implicit in the lease. If the implicit rate cannot be readily determined, the Company’s incremental borrowing rate is used, being the rate that it would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost and decreased by lease payments made over the lease period. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the Company’s estimate of any residual amount payable, or if applicable, the Company changes its assessment of whether it will exercise a purchase, extension, or termination option.

The ROU asset is depreciated using the straight-line method from the recognition date to the earlier of the end of the useful life of the asset or the end of the lease term.

Payments associated with short-term leases and leases of low-value assets are expensed as they are incurred in profit or loss. Short-term leases have a lease term of 12 months or less.

New accounting standards issued but not effective

IAS 1 – Presentation of Financial Statements

The IASB has issued an amendment to IAS 1, Presentation of Financial Statements providing a more general approach to the classification of liabilities. The amendment clarifies that the classification of liabilities as current or non-current depends on the rights existing at the end of the reporting period as opposed to the expectations of exercising the right for settlement of the liability. The amendments further clarify that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty.

The amendments are effective for annual periods beginning no earlier than January 1, 2024 and are to be applied retrospectively. The extent of the impact of adoption of this standard has not yet been determined.

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Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

3.	Summary of Significant Accounting Policies (cont.)

IAS 1 – Presentation of Financial Statements and IFRS 2 Practice Statement 2

The IASB issued Disclosure of Accounting Policies which requires companies to disclose their material accounting policies rather than their significant accounting policies, clarifying that accounting policies related to immaterial transactions, other events or conditions that are themselves immaterial need not be disclosed, and clarifying that not all accounting policies that relate to material transactions, other events or conditions are themselves material to a company’s financial statements.

The amendments are effective for annual periods beginning on or after January 1, 2023, with early adoption permitted. The extent of the impact of adoption of this standard has not yet been determined.

IAS 8 – Definition of Accountings Estimates

The IASB has issued an amendment to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors to introduce a new definition for accounting estimates, clarifying that they are monetary amounts in the financial statements that are subject to measurement uncertainty. The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy.

The amendments are effective for annual periods beginning on or after January 1, 2023, with early adoption permitted. The extent of the impact of adoption of this standard has not yet been determined.

IAS 12 – Income Taxes

The IASB has issued an amendment to IAS 12, Income Taxes to narrow the scope of the initial recognition exemption (IRE) so that it does not apply to transactions that give rise to equal and offsetting temporary differences.

The amendments are effective for annual periods beginning on or after January 1, 2023, with early adoption permitted. The extent of the impact of adoption of this standard has not yet been determined.

4.	Significant Accounting Judgments, estimates and assumptions

Judgments, estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The preparation of financial statements in conformity with IFRS requires management to use judgment in applying its accounting policies and estimates and assumptions about future events that affect the amounts reported in the financial statements and related notes to the financial statements. Judgments and estimates are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to prior experience, but actual results may differ significantly from the amounts included in the financial statements.

The Company considered the impact of the COVID-19 pandemic on the significant judgments and estimates made in these consolidated annual financial statements and determined that the effects of COVID-19 did not have a material impact on the estimates and judgments applied.

a)	Significant judgments in the application of accounting policies

Areas of judgment that have the most significant effect on the amounts recognized in the financial statements are as follows:

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Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

4.	Significant Accounting Judgments, estimates and assumptions (cont.)

Asset acquisitions

The Company applies judgment in determining whether the exploration and evaluation assets it acquires are considered to be asset acquisitions or business combinations. Key factors in this determination are whether reserves have been established; whether the project is capable of being managed as a business by a market participant, and the nature of the additional work to convert resources into reserves.

Exploration and evaluation assets

Management is required to apply judgment in determining whether technical feasibility and commercial viability can be demonstrated for mineral properties. The technical feasibility and commercial viability is based on management’s evaluation of the geological properties of an ore body based on information obtained through evaluation activities, including metallurgical testing, resource and reserve estimates and economic assessment of whether the ore body can be mined economically. Once technical feasibility and commercial viability of a mineral property can be demonstrated, exploration costs will be assessed for impairment and reclassified to development projects within mineral properties.

b)	Significant accounting estimates and assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include:

Mineral reserves and resources

The Company’s mineral reserves and resources are estimated based on information compiled by the Company’s qualified persons. Mineral reserves and resources are used in the calculation of amortization and depletion, for the purpose of calculating any impairment charges, and for forecasting the timing of the payment of shutdown, restoration, and clean-up costs.

In assessing the life of a mine for accounting purposes, mineral reserves and resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating mineral reserves and resources, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Mineral reserves and resource estimates may vary as a result of changes in the price of gold, production costs and with additional knowledge of the ore deposits and mining conditions. Changes in the measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

The mineral properties balance is amortized using the units-of-production method over the expected operating life of the mine based on estimated recoverable ounces of gold, which are the prime determinants of the life of a mine. Estimated recoverable ounces are based on proven and probable reserves and estimates mineable mineral resource balances. Changes in these estimates will result in changes to the amortization charges over the remaining life of the operation. A change in reserves and resources would change amortization expense, and this could have a material impact on the operating results.

Depreciation

Significant judgment is involved in the determination of useful lives and residual values for the computation of depreciation and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

Indicators of Impairment

The carrying amounts of property, plant and equipment, E&E assets, development assets and operating assets are assessed for any impairment indicators such as events or changes in circumstances which indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying amounts are in excess of their recoverable amount.

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Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

4.	Significant Accounting Judgments, estimates and assumptions (cont.)

The Company considers both internal and external sources of information in assessing whether there are any indications that long-lived assets are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its long-lived assets. Internal sources of information the Company considers include the manner in which property, plant and equipment are being used or are expected to be used, and in respect of long-lived assets, the right to explore in the specific area has or will expire in the future and is not expected to be renewed, substantive expenditures are neither budgeted or planned, exploration has not led to the discovery of commercially viable quantities of mineral resources or sufficient data exists that although development of a specific area is likely to proceed, the carrying amount of the assets is unlikely to be recovered.

If any such indication exists, the Company estimates the recoverable amount of the asset to determine the extent of the impairment. Where it is not possible to estimate the recoverable amount of an individual asset, an estimate of the recoverable amount of the cash generating unit to which the asset belongs is used. The recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If it is estimated that the recoverable amount of an asset is less than its carrying amount, impairment loss is recognized in profit or loss for the period. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash generating unit) in prior years. Reversals of impairment are recognized immediately in profit or loss.

Impairment

Assets that are subject to depreciation and E&E assets are reviewed for impairment, or reversal of impairment, as the case may be, whenever events or changes in circumstances indicate there is a change in the recoverability of the carrying amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash inflows (cash generating units or “CGUs”), which are typically individual mining projects. The estimates used for impairment reviews are based on detailed mine plans and operating budgets, modified as appropriate to meet the requirements of IAS 36, Impairment of Assets.

Value in use is determined based on discounted cash flow models taking into consideration estimates of the quantities of the reserves and mineral resources, future production levels, future gold and silver prices, and future cash costs of production, capital expenditure, shutdown, restoration and environmental clean-up, excluding future expansions or development projects. Assumptions used are specific to the Company and the discount rate applied in the value in use test is based on the Company’s estimated pre-tax weighted average cost of capital with appropriate adjustment for the risks associated with the relevant cash flows, to the extent that such risks are not reflected in the forecasted cash flows.

When evaluating fair value less costs of disposal, fair value is determined based on the amount that could be obtained in an arm’s length transaction and generally uses a discounted cash flow model based on the present value of estimated future cash flows, including future expansions or development projects. In a fair value less costs of disposal analysis the assumptions used are those that a market participant would be expected to apply. Where a discounted cash flow model is not applicable in the valuation of the asset (for exploration projects), the fair value less cost of disposal is estimated using the market multiples approach based on comparable public companies and transactions in similar jurisdictions.

An impairment charge is recognized in the consolidated statement of income (loss) for the amount by which the asset’s carrying amount exceeds its recoverable amount. Non-financial assets, other than goodwill, that were previously impaired are reviewed for possible reversal of the impairment at each reporting date when an event warrants such consideration. The reversal is limited to the carrying amount that would have been determined, net of any applicable depreciation, had no impairment charge been recognized in prior years.

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Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

4.	Significant Accounting Judgments, estimates and assumptions (cont.)

Provision for decommissioning

The Company assesses its provision for decommissioning when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations.

Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the decommissioning work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Future changes to environmental laws and regulations could also change the extent of reclamation and remediation work required to be performed by the Company. Changes in future costs could materially impact the amounts charged to operations for such obligations and to mineral properties. The provision represents management’s best estimate of the present value of the future decommissioning obligation. Actual future expenditures may differ from the amounts currently provided.

Fair values of financial liabilities

The Gold Notes and warrants are recorded at FVTPL. Fair values of Gold Notes have been determined based on a valuation methodology that captures all the features in a set of partial differential equations that are then solved numerically to arrive at the value of these financial instruments. The fair value estimates are based on numerous assumptions including, but not limited to, commodity prices, time value, volatility factors, risk-free rates and credit spreads. The fair value estimates may differ from actual fair values and these differences may be significant and could have a material impact on the Company’s financial position and results of operations. Fair values of listed warrants have been determined using quoted market prices in active markets of the underlying securities. Fair values of unlisted warrants have been determined using a liquidity discount from the Black-Scholes value of the listed warrants, which is consistent with the discount that the market has applied for trading prices in comparison to the Black-Scholes valuation of the listed warrants.

Deferred revenue

Judgment was required in determining the accounting for the Precious Metals Purchase Agreement (“PMPA”) between Aris Holdings, Aris Mining, and Wheaton Precious Metals International Ltd. (“WPMI”) which has been reported as deferred revenue.

Streaming arrangements are accounted for as contract liabilities (deferred revenue) in accordance with IFRS 15. These contracts are not financial instruments because they will be satisfied through the delivery of non-financial items (i.e. delivery of gold and silver ounces), rather than cash or financial assets. Under the Marmato PMPA (Note 14), Aris Holdings is required to satisfy the performance obligations through the delivery of gold and silver, and revenue will be recognised over the duration of the contract as Aris Holdings satisfies its obligation to deliver gold and silver ounces.

The deferred revenue will be recognised as revenue in profit or loss proportionally based on the metal ounces delivered in relation to the expected total metal ounces to be delivered over the life of the mine. Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognized as revenue. Any changes in the estimates are accounted for as a cumulative catch-up in the year that the estimates above change.

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Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

4.	Significant Accounting Judgments, estimates and assumptions (cont.)

Key inputs into the estimate of the amount of deferred revenue that should be recognized are as follows:

Valuation Inputs	Description

Financing Rate

IFRS 15 requires the Company to recognise a notional financing charge due to the significant time delay between receiving the upfront streaming payment and satisfying the related performance obligations.

Long-term commodities price curves	Estimates of the long-term commodities prices are estimated in order to calculate the expected revenue value per ounce to be recognized from deferred revenue for each delivery to WPMI.

Life of Mine Production

Life of mine production is estimated giving consideration to IFRS 15 requirements constraining estimates of variable consideration and therefore is based on the approved life of mine and the portion of mineral resources anticipated to be converted to mineral reserves and mined.

Timing of construction milestones	The expected timing for when the Company will achieve the construction milestone requirements for the additional funding from WPMI have been estimated based on the prefeasibility study.

IFRS 3 – Business Combination

Judgment was required in determining the acquirer in the acquisition of Aris Gold. Aris Mining has been identified as the acquirer in the acquisition of Aris Gold and the Company has accounted for the Transaction as a business combination. In identifying Aris Mining as the acquirer for accounting purposes, the Company took into consideration the voting rights of all equity instruments, the corporate governance structure of the combined company, the composition of senior management of the combined company and the size of each of the companies. In assessing the size of each of the companies, the Company evaluated various metrics, including, but not limited to: market capitalization; assets; cash provided by operating activities; sales; net earnings; and mineral reserves and resources. No single factor was the sole determinant in the overall conclusion that Aris Mining is the acquirer for accounting purposes; rather all factors were considered in arriving at such conclusion.

5.	Acquisition of Aris Gold

On September 26, 2022, the Company completed the acquisition of all of the issued and outstanding common shares of Aris Gold not already owned by the Company, with the former shareholders of Aris Gold receiving 0.5 of a common share for every one Aris Gold share held (the “Exchange Ratio”). The Company issued 38,420,690 common shares (Note 15b) to the former shareholders of Aris Gold (excluding GCM Mining’s holdings). Additionally, the Company adjusted the Aris Gold options, warrants, PSUs and DSUs with equivalent Aris Mining options, warrants, PSUs and DSUs with the number of such securities issuable and exercise prices adjusted by the 0.5 Exchange Ratio.

Aris Gold operated the Marmato Mine and the Soto Norte joint venture where environmental licensing is advancing to develop a new gold mine. Aris Gold also owned the Juby Project, an advanced exploration stage gold project in the Abitibi greenstone belt of Ontario, Canada. Upon completion of the Transaction, Aris Gold became a wholly-owned subsidiary of Aris Mining. The Company began consolidating the operating results, cash flows, and net assets of Aris Gold from September 26, 2022 (“Acquisition Date”). Transaction costs incurred in respect of the acquisition totaling $21.6 million were expensed and have been presented within acquisition and restructuring costs in the consolidated statement of income (loss).

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Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

5.	Acquisition of Aris Gold (cont.)

The Acquisition Date fair value of the consideration transferred consisted of the following:

Purchase Price:
Share consideration(1)	$90,317
Option consideration(2)	2,075
Listed and Unlisted Warrant consideration (“Aris Gold Warrants”)(3)(4)	8,813
PSU and DSU consideration(5)	1,106
Fair-value of interest in Aris Gold immediately prior to acquisition
Share in Aris Gold(6)	73,632
Listed and Unlisted Warrants in Aris Gold(9)(10)	3,511
Convertible Debenture(8)	35,000
Aris Gold gold-linked notes(7)	9,147
Total consideration	$223,601

(1) The fair value of 38,420,690 common shares issued to Aris Gold shareholders was determined using the Company’s share price of C$3.19 per share on the Acquisition Date.

(2) The fair value of 3,615,912 replacement options issued was determined using the Black-Scholes option pricing method with the following weighted average assumptions: exercise price of C$4.36, expected life of 2.3 years, annualized volatility of 44.7%, dividend yield of 3.3%, and discount rate of 3.74%.

(3) The fair value of 58,168,755 replacement Listed Warrants issued was determined using the Company’s traded warrant value of C$0.20 per warrant on the Acquisition Date.

(4) The fair value of 3,300,000 replacement Unlisted Warrants issued was determined using the Black-Scholes option pricing method with the following weighted average assumptions: exercise price of C$3.00, expected life of 2.2 years, annualized volatility of 45.4%, dividend yield of 3.3%, discount rate of 3.77% and a liquidity discount of 24% determined with reference to the differential between the traded value and Black-Scholes value of comparable instruments.

(5) The fair value of 1,412,571 replacement PSUs and 467,352 replacement DSUs issued was determined using the Company’s share price of C$3.19 on the Acquisition Date, adjusted for the 0.5 Exchange Ratio.

(6) The fair value of the Company’s pre-existing investment in Aris Gold common shares was determined using the closing share price of Aris Gold of C$1.64 per share immediately prior to the Acquisition Date.

(7) The fair value of the Aris Gold gold-linked notes was determined using the trading price of the notes on the Acquisition Date.

(8) The fair value of the convertible note was determined to be approximated by the face value at the time of settlement, concurrent with the closing of the Transaction.

(9) The fair value of the forfeited Listed Warrants was determined using the Aris Gold traded warrant value of C$0.20 per warrant on the Acquisition Date.

(10) The fair value of the forfeited Unlisted Warrants issued was determined using the Black-Scholes option pricing method with the following weighted average assumptions: exercise price of C$6.00, expected life of 2.2 years, annualized volatility of 45.4%, dividend yield of 3.3%, discount rate of 3.77% and liquidity discount of 24% determined with reference to the differential between the traded value and Black-Scholes value of comparable instruments.

In accordance with the acquisition method of accounting, the total consideration cost has been allocated to the underlying assets acquired and liabilities assumed, based primarily upon their estimated fair values at the date of acquisition. Except for the Juby Project, the fair values of mineral properties, deferred revenues, and long-term debt have been estimated using discounted cash flow models and the fair values of plant and equipment have been estimated using a replacement cost approach. Expected future cash flows used to determine the fair values of mineral properties and deferred revenue are based on estimates of future gold prices and projected future revenues, estimated quantities of ore reserves and mineral resources, expected future production costs and capital expenditures based on life of mine plans at the Acquisition Date. The Company evaluated the fair value of the Juby Project using the market multiples approach based on comparable public companies that operate in similar jurisdictions. The fair values of mineral properties, deferred revenue and long-term debt are measured at Level 3 of the fair value hierarchy.

Purchase price:
Cash and cash equivalents	$95,126
Cash in trust	400
Accounts receivable, prepaid expenses and other	10,356
Inventories	4,845
Mining interests, plant and equipment	255,857
Investment in Associate	101,685
Accounts payable and accrued liabilities	(15,502)
Long-term debt	(68,592)
Reclamation liability	(1,287)
Deferred revenue	(59,596)
Deferred consideration	(49,477)
Deferred tax liability	(49,840)
Other liabilities	(374)

Fair value of net assets acquired	$223,601

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Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

5.	Acquisition of Aris Gold (cont.)

Consolidated revenue from the Acquisition Date to December 31, 2022 includes revenue from the Aris Acquisition of $8.3 million. Consolidated net income for the year ended December 31, 2022 includes net loss from Aris Gold of $8.7 million. Had the Transaction occurred on January 1, 2022, pro-forma unaudited consolidated revenue and net income before tax for the year ended December 31, 2022 would have been approximately $344.3 million and $48.6 million, respectively.

6.	Acquisition of Gold X

On June 4, 2021, the Company completed the acquisition of all of the issued and outstanding common shares of Gold X not already owned by the Company, with the former shareholders of Gold X receiving 0.6948 of a common share for every one Gold X share held (the “Gold X Exchange Ratio”). The Company issued 36,722,294 common shares to the former shareholders of Gold X. Additionally, the Company honoured a total of 9,395,215 outstanding common share purchase warrants of Gold X (“Gold X Warrants”) held by third parties. Each Gold X Warrant will entitle the holder to receive 0.6948 of a common share when exercised.

The acquisition of Gold X was accounted for as an asset acquisition with the consideration paid allocated primarily to E&E assets related to the Toroparu Project. The acquisition costs incurred by the Company related to this transaction have been capitalized as part of the consideration amount.

The total purchase price was allocated based on the relative fair value of the assets and the liabilities acquired as shown below:

Consideration paid:
Fair value of 36,722,294 common shares issued by the Company (1)	$155,904
Fair value of 9,395,215 Gold X Warrants honoured by the Company	10,340
Initial investment in common shares and warrants of Gold X	18,487
Acquisition costs	2,100

Fair value of total consideration paid	$186,831

Fair value of Gold X assets and liabilities at the acquisition date of June 4, 2021
Cash and cash equivalents	$6,539
Cash in trust	139
Prepaid expenses and deposits	763
Plant and equipment	51
E&E asset	263,546
Accounts payable and accrued liabilities	(207)
Deferred revenue	(84,000)

Assets acquired and liabilities assumed	$186,831

(1)	The fair value of common shares was determined using GCM’s closing share price of CA$5.14 and foreign exchange rate of 1.2107 at the close of business on June 3, 2021.

The fair value of the Gold X Warrants honoured by the Company totaled $10.3 million or $1.58 per share, on average. The fair value was determined using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 0.55%, expected stock price volatility between 58.83% and 68.66%, expected life between 1.36 years and 3.24 years and expected dividend yield of 3.5%

The initial investment in Gold X comprised approximately 9.6 million common shares, which were accounted for as an investment in an associate using the equity method (Note 11b), were measured at cost as part of the consideration paid, and 4.6 million warrants of Gold X were cancelled at the acquisition date.

The deferred revenue represents the fair value of the contract liability assumed by the Company with respect to a PMPA associated with the Toroparu Project. Under the terms of the PMPA, Wheaton will purchase 10% of the gold and 50% of the silver production in exchange for up-front cash deposits totalling $153.5 million. Prior to the acquisition date, Gold X had received initial deposits totaling $15.5 million in cash.

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Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

6.	Acquisition of Gold X (cont.)

In addition, Wheaton will make ongoing payments to the Company once Toroparu is in operation as follows:

●

Gold – the lesser of the market price and $400.00 per payable ounce of gold delivered over the life of the Toroparu Project, subject to a 1% annual increase starting after the third year of production.

●

Silver – the lesser of the market price and $3.90 per payable ounce of silver delivered over the life of the Toroparu Project, subject to a 1% annual increase starting after the fourth year of production.

As the PMPA involves the delivery of gold and silver at a fixed price, as described above, the Company recorded deferred revenue of $84.0 million at the acquisition date which represents the net present value of the estimated future cash flows attributable to expected future gold and silver deliveries to Wheaton (Note 15b).

7.	Inventories

	December 31,	December 31,
	2022	2021

Finished goods	$5,647	$7,903
Metal in circuit	167	-
Ore stockpiles	2,642	1,083
Materials and supplies	18,177	13,426

As at December 31, 2022	$26,633	$22,412

During the year ended December 31, 2022, the total cost of inventories recognized in the consolidated statement of income (loss) amounted to $195.8 million (2021 - $183.9 million). As at December 31, 2022, the Company had recorded a materials and supplies obsolescence provision of $0.6 million against materials and supplies inventory (2021 - $nil).

8.	Investments in Associates

	Percentage of	Common	December 31,	December 31,
	ownership	shares	2022	2021

Aris Gold (a)	-	-	$-	$137,867
Soto Norte (b)	20.0%	1,825,721	100,772	-
Denarius (c)	31.8%	6,601,889	12,369	21,367
Western Atlas (d)	25.4%	29,910,588	381	610
Amilot Capital Inc. (1)	0.0%	495,000	5	12

As at December 31, 2022			$113,527	$159,856

(1)	The investments in common shares are accounted for using the equity method, except for Amilot which is accounted for as a financial asset and measured at FVOCI.

The gain (loss) from equity accounting in associates during the year ended December 31, 2022 comprises:

	Year ended December 31,
	2022	2021

Aris Gold	$(6,093)	$5,806
Soto Norte	(2,180)	-
Gold X (e)	-	321
Denarius	(4,443)	(3,828)
Western Atlas	(215)	(107)
	$(12,931)	$2,192

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Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

8.	Investments in Associates (cont.)

a) Aris Gold

i.	Transactions with Aris Gold

On February 4, 2021, Aris Gold issued 37,777,778 common shares, decreasing the Company’s equity interest in Aris Gold from 53.5% to 44.3%. The reduction in the Company’s equity interest and the change in management of Aris Gold resulted in a loss of control. Accordingly, the Company derecognized related assets, liabilities and non-controlling interest related to Aris Gold on February 4, 2021. The comparative financial information in these financial statements include the results of Aris Gold from January 1 to February 4, 2021, which is the date of loss of control. The gain on loss of control in Aris Gold recognized in the consolidated statement of income (loss) during the year ended December 31, 2021 of $56.8 million represents the fair value of the investment on February 4, 2021 less the net assets of Aris Gold, non-controlling interest and accumulated foreign currency translation adjustments.

The assets and liabilities of Aris Gold over which the Company lost control on February 4, 2021 are as follows:

Current assets
Cash	$151,404
Other current assets	9,342
Non-current assets
Cash in escrow	9,696
Mining interest, plant and equipment	124,760
Total assets	295,202

Current liabilities
Aris Gold Notes	(2,551)
Other current liabilities	(13,255)
Non-current liabilities
Aris Gold Notes	(70,515)
Aris Listed and Unlisted Warrants	(35,859)
Deferred income taxes	(9,068)
Other long-term liabilities	(4,440)
Net assets of Aris Gold	$159,514

The gain on loss of control of Aris Gold recognized in the statement of operations during the year ended December 31, 2021 was determined as follows:

Fair value of equity interest retained in Aris Gold	$118,805
Fair value of Aris Gold Notes, Aris Listed Warrants and Unlisted Warrants held by the Company	24,755
Total fair value of investments in Aris Gold on loss of control on February 4, 2021	143,560

Less:
Net assets of Aris, as above	(159,514)
Non-controlling interest (1)	97,897
Accumulated foreign currency translation adjustment	(25,057)
Gain on loss of control of Aris Gold	$56,886

(1) Includes $4,368 of contributed surplus related to Aris share-based compensation.

The fair values of the Aris Gold common shares, Aris Gold Notes and Aris Gold Listed Warrants held by the Company on closing of February 4, 2021 were derived from the closing quoted market prices of the respective securities on February 3, 2021. The fair value of the Unlisted Warrants held by the Company was determined using the Black-Scholes option pricing model and level 2 fair value inputs, including expected share price volatility averaging of 70%, risk free interest rate of 0.37%, dividend yield of 0%, expected average life of 3.9 years. In valuing the Aris Gold Unlisted Warrants, the Company applied a liquidity discount of 58% from the Black-Scholes value, which is consistent with the discount that the market has applied for trading prices in comparison to the Black-Scholes valuation of the Aris Gold Listed Warrants at the time of closing.

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Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

8.	Investments in Associates (cont.)

In addition, as a result of the loss of control of Aris Gold, $3.5 million of unrealized gains related to credit risk changes on the Aris Gold Notes accumulated in other comprehensive loss was recognized as a credit to deficit in the consolidated statement of equity during the year ended December 31, 2021.

On September 26, 2022, the Company completed the Transaction whereby the Company acquired the remaining 55.7% of the issued and outstanding shares of Aris Gold which it did not already own. Upon completion of the Transaction, Aris Gold became a wholly-owned subsidiary of Aris Mining. As a result of the Transaction, a loss on revaluation of the carrying value of the investment in Aris Gold has been recognized in the consolidated statement of income (loss) during the year ended December 31, 2022 of $31.1 million, representing the difference between the carrying value and the fair value of the equity investment of Aris Gold at the valuation date of September 26, 2022. Refer to Note 5 for further details.

ii.	Common shares and financial instruments

	Common shares	Listed Warrants	Unlisted Warrants	Gold Notes	Convertible Debenture	Total

As of January 1, 2021	$-	$-	$-	$-	$-	$-
Fair value assigned on loss of control	118,805	10,822	3,933	10,000	-	143,560
Change in FVTPL	-	(4,984)	(2,059)	(24)	-	(7,067)
Principal redeemed	-	-	-	(183)	-	(183)
Gain from equity accounting	5,806	-	-	-	-	5,806
Equity share of other comprehensive loss	(4,249)	-	-	-	-	(4,249)

As of December 31, 2021	$120,362	$5,838	$1,874	$9,793	$-	$137,867
Additions	-	-	-	-	35,000	35,000
Change in FVTPL (Note 21)	-	(3,124)	(1,078)	(115)	-	(4,317)
Principal redeemed	-	-	-	(531)	-	(531)
Gain from equity accounting	(6,093)	-	-	-	-	(6,093)
Equity share of OCI	(9,587)	-	-	-	-	(9,587)
Revaluation of Aris Gold to acquisition price	(31,050)	-	-	-	-	(31,050)
Derecognition of investment included as part of consideration in the Aris Acquisition (Note 5)	(73,632)	(2,714)	(796)	(9,147)	(35,000)	(121,289)

As at December 31, 2022	$-	$-	$-	$-	$-	$-

b) Soto Norte

Included within the assets acquired as part of the Aris Acquisition, the Company now has a 20% interest in the Soto Norte gold project. The Company is the operator of the joint venture company, and the joint venture partners will share project costs on a pro-rata ownership basis (“Soto Norte Project”).

Prior to the Transaction, the Aris Gold acquired a 20% interest in the Soto Norte Project for $100 million from MDC Industry Holding Company LLC (“Mubadala”), with the cash payments in two tranches of $50 million. The first $50 million tranche was paid prior to the Transaction, and the second tranche is deferred and due on March 21, 2023. The deferred payment was measured at its fair value of $49.5 million as part of the Aris Acquisition and is subsequently measured at amortized cost.

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Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

8.	Investments in Associates (cont.)

The Company has the option to acquire an additional 30% interest in the Soto Norte Project for a cash payment of $300 million (“the Option”). The Option may be exercised at any time prior to the earlier of a) 10 weeks following receipt of the Environment and Social Impact Assessment (“ESIA”) approval for development of the Soto Norte Project or b) 42 months after closing (September 2025) (“Option Expiry Date”). In the event the Company does not exercise the Option prior to the Option Expiry Date, Mubadala may repurchase the Company’s 20% interest in the Soto Norte Project at a price equal to the aggregate amount invested by the Company up to that point. The Option is considered to be a financial asset, which has been valued at $nil as of December 31, 2022.

The Soto Norte Project has been accounted for as an investment in associate under the equity method, as the Company has determined that it has significant influence over the Soto Norte Project. The fair value of the investment at the Acquisition Date has been determined with reference to the recent transaction between Aris Gold and Mubadala as a market based fair value of the 20% interest.

The following table summarizes the change in the carrying amount of the Company’s investment in Soto Norte:

Amount
Investment in Soto Norte as of September 26, 2022 (Note 5)	$101,685

Company’s share of the loss from the associate	(2,180)
Cash contributions to Soto Norte	1,267

Investment in Soto Norte as of December 31, 2022	$100,772

Summarized financial information for the Soto Norte Project, on a 100% basis and reflecting adjustments made by the Company, including fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies, is as follows:

Period from September 26, 2022 to December 31, 2022	Soto Norte Project 100%

Revenues	$-
Operating expenses	4,440
Depreciation and depletion	278
Loss before finance (income)/expenses and income tax	4,718

Finance expense (income)	324
Income tax income expense	5,856
Net loss of associate	10,898

Other comprehensive (income)/loss	-

Company’s equity share of the net comprehensive loss of associate – 20%	$2,180

The assets and liabilities of the Soto Norte Project at 100% are as follows:

As at December 31, 2022	Soto Norte Project 100%

Current assets	$2,658
Non-current assets	670,455

Total	673,113

Current liabilities	$1,337
Non-current liabilities	167,915

Total	169,252

Net assets	$503,861

Company’s share of the net assets of Soto Norte -20%	$100,772

Page  |  33

Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

8.	Investments in Associates (cont.)

As part of the acquisition of the Soto Norte Project, the Company recognized a note payable related to the deferred $50 million tranche payment due to Mubadala. The note bears interest at 7.5%, due in full on repayment. The note is amortized using the effective interest method, resulting in an effective interest rate of 11.87%.

Acquisition of Note Payable (Note 5)	$49,477

Interest expense	2,027

As at December 31, 2022	$51,504

c) Denarius

During the year ended December 31, 2022, the Company acquired 10,130,000 common shares in Denarius for cash consideration of approximately $2.6 million, increasing its equity interest in Denarius to approximately 31.8% as at December 31, 2022 (December 31, 2021 – 27.0%).

The following table summarizes the change in the carrying amount of the Company’s investment in Denarius:

	Common shares	Warrants	Denarius Subscription Receipts	Total
As of December 31, 2020	$-	$-	$-	$-
Sale of Zancudo Project	9,631	-	-	9,631
Exercise of Guia Antigua Vendor Subscription Receipts	2,313	-	-	2,313
Additions	-	-	7,942	7,942
Loss from equity accounting	(3,828)	-	-	(3,828)
Equity share of other comprehensive loss	(519)	-	-	(519)
Change in FVTPL (Note 21)	-	3,708	1,949	5,657
Exchange difference	-	(66)	237	171
Allocated on conversion	8,143	1,985	(10,128)	-
As of December 31, 2021	$15,740	$5,627	$-	$21,367
Additions	2,625	-	-	2,625
Change in FVTPL (Note 21)	-	(5,050)	-	(5,050)
Company’s share of the loss from the associate	(4,443)	-	-	(4,443)
Equity share of other comprehensive loss	(1,962)	-	-	(1,962)
Exchange difference	-	(165)	-	(168)

Investment in Denarius as of December 31, 2022	$11,960	$412	$-	$12,369

i.	Sale of Zancudo Project

On February 19, 2021, the Company completed the sale of all of the issued and outstanding shares of GCG Titiribi, a wholly-owned indirect subsidiary of the Company and owner of the Zancudo Project, in exchange for 27,000,000 common shares of Denarius with an ascribed value of $9.6 million. During the year ended December 31, 2021, the Company recognized a gain on sale of the Zancudo Project of $8.9 million.

ii.	Denarius Subscription Receipts

On March 17, 2021, the Company acquired 22,222,223 units of Denarius in a non-brokered private placement of 75,000,000 subscription receipts (the “Denarius Subscription Receipts”) at a price of C$0.45 per unit for a total cash consideration of C$10.0 million (equivalent to approximately $7.9 million). During the year ended December 31, 2021, the Company recorded a loss on financial instruments of $1.9 million in the consolidated statement of income (loss) (Note 21).

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Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

8.	Investments in Associates (cont.)

d) Western Atlas

As at December 31, 2022, the Company holds a 25.4% equity interest in Western Atlas (December 31, 2021 –25.8%).

The following table summarizes the change in the carrying amount of the Company’s investment in Western Atlas:

	Common shares	Warrants	Total
As at December 31, 2020	$703	$273	$976
Loss from equity accounting	(107)	-	(107)
Changes in FVTPL (Note 21)	-	(263)	(263)
Exchange difference	-	4	4
As of December 31, 2021	$596	$14	$610
Company’s share of the loss from the associate	(215)	-	(215)
Change in FVTPL (Note 21)	-	(14)	(14)

Investment in Western Atlas as of December 31, 2022	$381	$-	$381

The Company owned 7,955,294 share purchase warrants exercisable at C$0.20 per share that subsequently were not exercised and expired in October 2022.

The Western Atlas Warrants were derivative instruments and were designated at FVTPL. During the year ended December 31, 2022, the Company recorded a loss of $nil (2021 – loss of $0.3 million, respectively) representing the total fair value adjustment for the Western Atlas Warrants.

(e) Gold X

On June 4, 2021, Gold X became a direct, wholly owned subsidiary of the Company. Immediately prior to the closing of the acquisition, the Company held a 15.3% equity interest in Gold X. The Company elected to recognize its initial investment in Gold X at cost as part of the consideration paid in the transaction as described in Note 6.

For the period from January 1 to June 3, 2021, the Company recorded a gain from equity accounting of $0.3 million which included a dilution gain due to changes in ownership of Gold X of $3.4 million net of $3.1 million related to its share of Gold X’s loss during the period.

The Gold X Warrants were derivative instruments and designated at FVTPL. During the year ended December 31, 2021, the Company recorded a gain of $0.3 million, representing the change in total fair value for the Gold X Warrants. The fair value of the Gold X Warrants at June 3, 2021 was $8.5 million, determined using the Black-Scholes pricing model and Level 2 fair value inputs, including expected share price volatility between 82.79% and 87.86%, risk free interest rate of 0.8%, expected lives of 2.1 to 3.2 years and dividend yield of 0%.

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Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

9.	Mining Interests, Plant & Equipment

		Mineral Properties
		Depletable	Non-Depletable
	Plant and equipment	Operations	Development projects	Exploration projects	Total

Cost
Balance at December 31, 2021	$140,367	$249,320	$-	$454,321	$844,008
Additions	53,248	33,315	4,641	27,641	118,845
Acquisition of Aris Gold (Note 5)	17,871	64,258	149,936	23,792	255,857
Disposals	(3,500)	-	-	-	(3,500)
Transfers	-	862	-	(862)	-
Change in decommissioning liability	-	645	-	-	645
Capitalized interest	-	47	3,862	-	3,909
Exchange difference	(25,420)	(56,061)	(4,899)	(1,133)	(87,513)

Balance at December 31, 2022	$182,566	$292,386	$153,540	$503,759	$1,132,251

Accumulated Depreciation and Impairment Charges
Balance at December 31, 2021	$(59,599)	$(149,155)	$-	$(179,476)	$(388,230)
Depreciation	(13,449)	(20,642)	-	-	(34,091)
Disposals	1,273	-	-	-	1,273
Derecognition of assets	(1,311)	-	-	-	(1,311)
Exchange difference	12,242	27,012	-	-	39,254

Balance at December 31, 2022	$(60,844)	$(142,785)	$-	$(179,476)	$(383,105)

Net book value at December 31, 2021	$80,768	$100,165	$-	$274,845	$455,778
Net book value at December 31, 2022	$121,722	$149,601	$153,540	$324,283	$749,146

		Mineral Properties
		Depletable	Non-Depletable
	Plant and equipment	Operations	Development projects	Exploration projects	Total

Cost
Balance at December 31, 2020	$156,758	$251,173	$-	$290,985	$698,916
Additions	26,000	36,047	-	10,285	72,332
Acquisition of Gold X	51	-		263,546	263,597
Acquisition of Fellsmere	7,002	-		-	7,002
Disposals	(1,975)	-	-	-	(1,975)
Derecognition of Aris Gold Assets (Note 8a)	(28,029)	(3,638)		(104,306)	(135,973)
Change in decommissioning liability	-	(2,122)	-	-	(2,122)
Transfers	-	3,755	-	(3,755)	-
Exchange difference	(19,440)	(35,895)	-	(2,434)	(57,769)

Balance at December 31, 2021	$140,367	$249,320	$-	$454,321	$844,008

Accumulated Depreciation and Impairment Charges
Balance at December 31, 2020	$(70,560)	$(146,271)	$-	$(179,476)	$(396,307)
Depreciation	(7,984)	(23,542)	-	-	(31,526)
Disposals	(1,185)	-	-	-	(1,185)
Derecognition of Aris Gold Assets (Note 8a)	11,186	27	-	-	11,213
Exchange difference	8,944	20,631	-	-	29,575

Balance at December 31, 2021	$(59,599)	$(149,155)	$-	$(179,476)	$(388,230)

Net book value at December 31, 2020	$86,198	$104,902	$-	$111,509	$302,609
Net book value at December 31, 2021	$80,768	$100,165	$-	$274,845	$455,778

Plant and equipment as of December 31, 2022 include ROU assets with a net book value of $5.4 million (December 31, 2021 - $4.4 million).

Page  |  36

Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

10.	Accounts Payable and Accrued Liabilities

	December 31,	December 31,
	2022	2021

Trade payables related to operating, general and administrative expenses	$ 35,740	$ 16,314
Trade payables related to capital expenditures	2,160	7,449
Other non-income taxes payable	472	3,782
Other provisions and accrued liabilities	6,475	2,326
Acquisitions of mining interests	1,609	1,848
DSU liability (Note 15f)	826	2,979
Dividend payable	-	1,163

Total	$ 47,282	$ 35,861

11.	Long-term Debt

	December 31,	December 31,
	2022	2021

Senior Notes (a)	$ 298,107	$ 294,800
Gold Notes (b)	67,145	-
Convertible Debentures (c)	13,182	19,466
Total	378,434	314,266
Less: current portion	(15,525)	(8,135)

Non-current portion	$ 362,909	$ 306,131

a) Senior Unsecured Notes due 2026 (“Senior Notes”)

On August 9, 2021, the Company issued $300 million face value of Senior Notes for net cash proceeds of $286.0 million after discount and transaction costs. The Senior Notes mature on August 9, 2026. The Senior Notes are denominated in U.S. dollars and bear interest at the rate of 6.875% per annum. Interest is payable in arrears in equal semi-annual instalments on February 9 and August 9 of each year.

Amount

Carrying value of the debt as at January 1, 2022	$295,796
Interest expense accrued	20,625
Interest expense paid	(20,625)
Accretion of discount (Note 20)	2,311

Carrying value of the debt as at December 31, 2022	$298,107

Carrying value of the embedded derivative asset as at January 1, 2022	$996
Change in FVTPL (Note 21)	(996)

Carrying value of the embedded derivative asset as at December 31, 2022	-

Total carrying value of the Senior Notes as at December 31, 2022	298,107
Less: current portion, represented by accrued interest	(8,135)

Non-current portion as at December 31, 2022	$289,972

Page  |  37

Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

11.	Long-term Debt (cont.)

Amount

Principal amount of Senior Notes issued on August 9, 2021	$300,000
Initial discount, including transaction costs	(13,990)
Value allocated to prepayment option	789
Value allocated to debt on issue date	286,799
Interest expense accrued	8,135
Accretion of discount (Note 20)	862

Carrying value of the debt as at December 31, 2021	$295,796

Embedded derivative asset
Value allocated to prepayment option at the issue date	$789
Change in FVTPL (Note 21)	207

Carrying value of the embedded derivative asset as at December 31, 2021	996

Total carrying value of the Senior Notes as at December 31, 2021	294,800
Less: current portion, represented by accrued interest	(8,135)

Non-current portion as at December 31, 2021	$286,665

The Company’s subsidiaries which directly own the Segovia Operations and the Toroparu Project have provided unsecured guarantees for the Senior Notes.

Prior to August 9, 2023, the Company may redeem some or all of the Notes at a price equal to 100% of the principal amount of the Notes plus a “make-whole” premium as discussed below, plus accrued and unpaid interest.

In addition, prior to August 9, 2023, the Company may, on any one or more occasions, redeem up to 35% of the original aggregate principal amount of the Senior Notes with the net cash proceeds of one or more equity offerings at a redemption price equal to 106.875% of the aggregate principal amount thereof, plus accrued and unpaid interest.

On and after August 9, 2023, the Company may redeem the Senior Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the Senior Notes) and accrued and unpaid interest on the Senior Notes up to the redemption date. The redemption price for the Senior Notes during the 12-month period beginning on August 9 of each of the following years is: 2023 – 103.438%; 2024 – 101.719%; 2025 and thereafter – 100%.

The prepayment options are options that represent an embedded derivative asset to the Company and are presented as an offset to the Senior Notes on the consolidated balance sheet. The debt component was initially recognized at $286.8 million, which represents the difference between the fair value of the financial instrument as a whole and the fair value of the embedded derivative and transaction costs. Subsequently, the debt component is recognized at amortized cost using the effective interest rate method. The embedded derivative represents the prepayment option and is considered to be a financial asset at FVTPL. The embedded derivative is recognized at fair value with changes in the fair value recognized in the Company’s statement of earnings.

The discount and transaction costs incurred on issuance of the Senior Notes totaling $14.0 million have been offset against the carrying amount of the Senior Notes and are being amortized to net income using the effective interest method, resulting in an effective interest rate of 7.944%, including the 6.875% coupon.

Page  |  38

Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

11.	Long-term Debt (cont.)

b) Gold Notes

As part of the Aris Acquisition, the Gold Notes that were issued by Aris Gold have been acquired by Aris Mining. The total number of notes outstanding held by third parties at the Acquisition Date is 67,926,572. The Company recorded a liability for the fair value of the Gold Notes using valuation pricing models at Acquisition Date.

The fair value of the Gold Notes was calculated using valuation pricing models at the date of the Aris Acquisition. Significant inputs used in the valuation model include a credit spread, risk free rates, gold future prices and implied volatility of gold prices.

	Number of
	Gold Notes	Amount

Acquisition of Aris Gold’s gold-linked note liability	67,926,572	$68,592
Repayments	(1,920,226)	(1,847)
Change in fair value through profit and loss	-	(910)
Change in fair value through other comprehensive income due to changes in credit risk	-	1,310

As at December 31, 2022	66,006,346	67,145
Less: current portion	(7,388,808)	(7,390)

Non-current portion as at December 31, 2022	58,617,538	$59,755

The key terms of the Gold Notes include:

●	The Gold Notes are denominated in units of $1.00.

●	The Gold Notes are non-callable, are secured over all assets of Aris Holdings, will be repaid over a seven-year term, and mature on August 26, 2027.

●

The Gold Notes represent senior secured obligations of Aris Holdings, ranking pari passu with all present and future senior indebtedness, including the Wheaton stream financing (Note 14), and senior to all present and future subordinated indebtedness of Aris Holdings.

●	The Gold Notes bear cash interest at a rate of 7.5% per annum, payable monthly.

●

An amount of physical gold will be set aside monthly by Aris Holdings in an escrow account (the “Gold Escrow Account”) to be used to fund the principal payments (the “Amortizing Payments”). Amortizing Payments are based on a prescribed number of ounces of gold and a $1,400 per ounce floor price.

●

To fund the quarterly Amortizing Payments, within five business days after the 15th day of each of February, May, August and November (the “Measurement Dates”), the gold accumulated in the Gold Escrow Account will be sold and the proceeds will be paid to holders on the following basis:

●

If the afternoon per ounce London Bullion Market Association Gold Price (the “London PM Fix”) on the Measurement Dates is above the $1,400 per ounce floor price, Aris Holdings will make a total cash payment to the holders of the Gold Notes equal to that number of gold ounces sold multiplied by the London PM Fix.

●

The Gold Premium will be the portion of the gold sale proceeds attributed to the excess of the London PM Fix over the $1,400 per ounce floor price and will not reduce the principal amount of the Gold Notes outstanding.

●

If the London PM Fix is at or below the $1,400 per ounce floor price, Aris Holdings will make a cash payment to the holders of the Gold Notes equal to the applicable Amortizing Payment. Any shortfall in the proceeds from the sale of the gold ounces below $1,400 per ounce will be paid by Aris Holdings.

●	Aris Holdings will use commercially reasonable efforts to hedge the $1,400 per ounce floor price for the Amortizing Payments on a rolling four-quarters basis.

●	The Gold Notes trade on the NEO Exchange under the symbol “ARIS.NT.U”

Page  |  39

Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

11.	Long-term Debt (cont.)

Scheduled Amortizing Payments of the Gold Notes at $1,400 per ounce are as follows:

	2023	2024	2025	2026	2027	Total

Gold ounces	5,278	10,555	11,523	11,611	8,180	47,147
Principal repayments	$7,390	$14,777	$16,132	$16,255	$11,453	$66,007

	2022	2021

Repayments	$1,920	$-
Gold Premiums	490	-
Interest payment	1,262	-

As at December 31, 2022, there were 500 ounces of gold held in the Gold Trust Account with a carrying value of $0.9 million.

c) Convertible Debentures

	Number of Debentures	Amount

As at December 31, 2020	20,000	$28,426
Change in FVTPL (Note 21)	-	(7,744)
Change in FVOCI due to changes in credit risk	-	793
Early redemption in exchange for common shares	(2,000)	(2,240)
Exchange difference	-	231
As at December 31, 2021	18,000	$19,466
Change in fair value through profit and loss (Note 21)	-	(4,552)
Change in FVOCI due to changes in credit risk	-	(546)
Exchange difference	-	(1,186)

As at December 31, 2022, non-current	18,000	$13,182

As at December 31, 2022, a total of C$18.0 million in aggregate principal amount ($13.3 million) of convertible unsecured subordinated debentures (“Convertible Debentures”) are issued and outstanding. The Convertible Debentures mature on April 5, 2024 have a conversion price of C$4.75 and bear interest at a rate of 8.00% per annum, payable monthly in cash in arrears.

The Convertible Debentures are a financial liability and have been designated at FVTPL. At December 31, 2022, the fair value of the Convertible Debentures has been determined using the binomial pricing model and Level 2 fair value inputs that capture all the features of the Convertible Debentures, share price volatility of 48.06% (2021 – 58.22%), risk free interest rate of 4.84% (2021 – 1.61%), dividend yield of 0% (2021 – 3.58%), and credit spread of 12.89% (2021 – 9.89%).

12.	Lease Obligation

The Company’s lease obligations are related primarily to plant and equipment used in mining operations in Colombia and office leases, with payments made on a monthly basis. Leases mature between 2023 and 2032, are denominated in COP, CAD and USD, and have interest rates that vary between 6.5% and 12.12%.

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Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

12.	Lease Obligation (cont.)

The following table summarizes the changes in lease obligations during the years ended December 31, 2022 and 2021:

	Year ended December 31,
	2022	2021

Opening Balance	$3,805	$4,944
Recognition due to Aris Gold Transaction (Note 5)	341	-
Additions (net of cancellation before end of lease term)	4,687	1,980
Accretion	602	397
Lease payments	(3,051)	(2,422)
Exchange difference	(258)	(633)
Derecognition of Aris Gold’s Lease obligations	-	(461)

As at period end	6,126	3,805
Less: current portion	(2,416)	(1,718)

Non-current portion	$3,710	$2,087

The undiscounted and discounted future lease payments are as follows:

	December 31, 2022	December 31, 2021
Undiscounted contractual payments
Within one year	$2,886	$2,255
More than one year	4,092	2,172

Total undiscounted lease obligations	6,978	4,427
Amount representing interest	(852)	(622)

Lease obligations - discounted	$6,126	$3,805

Scheduled lease payments, comprising principal and interest, are disclosed in Note 19c.

13.	Provisions

A summary of changes to the provision is as follows:

	Reclamation and rehabilitation	Environmental fees	Health plan obligations	Total
As at December 31, 2021	$8,424	$5,732	$10,161	$24,317
ARO acquired with Aris Acquisition (Note 5)	1,287	-	-	1,287
Recognized in period	-	(739)	-	(739)
Change in assumptions	645	249	(341)	553
Remediation payment	(20)	(45)	(562)	(627)
Accretion expense (Note 20)	452	81	800	1,333
Exchange difference	(1,248)	(979)	(1,781)	(4,008)
As at December 31, 2022	$9,540	$4,299	$8,277	$22,116
Less: current portion	(556)	(73)	(524)	(1,153)
Non-current portion	$8,984	$4,226	$7,753	$20,963

As at December 31, 2020	$16,145	$4,083	$12,202	$32,430
Provision in the period	-	2,325	-	2,325
Change in assumptions	(2,122)	-	(492)	(2,614)
Remediation payment	(30)	(58)	(657)	(745)
Accretion expense	440	-	798	1,238
Exchange difference	(1,751)	(618)	(1,690)	(4,059)
Derecognition of Aris Provisions	(4,258)	-	-	(4,258)
As at December 31, 2021	$8,424	$5,732	$10,161	$24,317
Less: current portion	(47)	(1,012)	(603)	(1,162)
Non-current portion	$8,377	$4,720	$9,558	$22,655

Page  |  41

Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

13.	Provisions (cont.)

a)	Reclamation and rehabilitation provision

As of December 31, 2022, the Company estimated the undiscounted costs to be incurred with respect to future mine closure and reclamation activities related to the existing mining operation of the Marmato Upper Mine within its Zona Baja mining license to be COP 24.1 billion (December 31, 2021 – COP 19.2 billion), equivalent to $5.0 million at the December 31, 2022 exchange rate (December 31, 2021 - $4.8 million).

As of December 31, 2022, the Company estimated the undiscounted costs to be incurred with respect to future mine closure and reclamation activities related to the existing mining operation of the Segovia Operations to be COP 50.6 billion (December 31, 2021 – COP 50.6 billion), equivalent to $10.5 million at the December 31, 2022 exchange rate (December 31, 2021 - $12.7 million).

The following table summarizes the assumptions used to determine the decommissioning provision:

	Expected date of expenditures	Inflation rate	Pre-tax risk-free rate
Marmato Mine	2023-2042	3.04%	13.02%

Segovia Operations	2023-2030	3.07%	12.70%

b)	Environmental fees

The Company’s mining and exploration activities are subject to Colombian laws and regulations governing the protection of the environment. Colombian regulations provide for fees applicable to entities discharging effluents to river basins.

In July 2013, Corantioquia, the local environmental authority in Segovia, issued a resolution assessing fees totalling COP 29.5 billion (equivalent to approximately $6.1 million at the December 31, 2022 exchange rate) for environmental discharges in 2010 and 2011 at tariff rates that significantly exceeded the applicable rates that the Company believes were in effect for those particular periods. In November 2013, after further appeal to Corantioquia to appropriately amend the assessments, the Company initiated proceedings in the Colombian judicial system to seek a reduction in the assessed fees. The matter is currently still in process in the judicial system. The Company has a provision in the amount of COP 13.7 billion (approximately $2.8 million at the December 31, 2022 exchange rate) related to the present value of its best estimate of the potential liability for these fees (December 31, 2021 – COP 13.7 billion equivalent to approximately $3.4 million).

The Company’s operations are monitored by Corantioquia in accordance with its environmental management plan and may be subject to investigations of its performance under the plan. The Company has taken steps over the years through capital investments in its gold processing plant, a water treatment facility and the expansion of its tailings storage facilities to minimize and eliminate effluent discharges and improve atmospheric emissions. In September 2021, the Company received notice from Corantioquia of a sanction in the amount of COP 5.1 billion (equivalent to approximately $1.2 million) related to an investigation of effluent discharges in 2016 that is currently under appeal from the Company. At December 31, 2022, the Company has a provision in the amount of $1.1 million (December 31, 2021 - $2.3 million) related to the present value of its best estimate of the potential liability for fees associated with this sanction and other investigations currently in process related to incidents in 2016 to 2018 for which Corantioquia has not yet reached a conclusion. There can be no assurance that ongoing or future investigations of the Company’s performance under its environmental management plan will not result in the assessment of fees and/or fines. In such cases, the Company will review the basis of environmental assessments and file appeals, if deemed appropriate for the circumstances, to reduce or cancel the amounts assessed.

Page  |  42

Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

13.	Provisions (cont.)

c)	Health plan obligations

The Company has an obligation in connection with the 2010 acquisition of the assets of the Segovia Operations, as part of its purchase consideration, to fund the obligatory ongoing health premiums related to the participants of the previous owner’s pension plan. The health plan obligation of COP 43.1 billion (approximately $9.0 million) is based on an actuarial report prepared as at December 31, 2022 with an inflation rate of 11.1% and a discount rate of 15.5%. The Company is currently paying approximately COP 0.2 billion (approximately less than $0.1 million) monthly to fund the obligatory health plan contributions. At December 31, 2022, non-current cash in trust includes approximately $0.6 million deposited in a restricted cash account as security against this obligation (December 31, 2021 - $0.6 million).

14.	Deferred Revenue

a)	Marmato

As part of the Aris Acquisition, the Company acquired the deferred revenue associated with Aris Gold’s Precious Metals Purchase Agreement (the “Marmato PMPA”) with WPMI. Under the arrangement, WPMI will provide aggregate funding amount to $175 million, of which $53 million had been received at the Acquisition Date, with the balance ($122 million) receivable during the construction and development of the Marmato Lower Mine.

Pursuant to the terms of the Marmato PMPA, WPMI will purchase 10.5% of gold produced from the Marmato Mine until 310,000 ounces of gold have been delivered, after which the purchased volume reduces to 5.25% of gold produced. WPMI will also purchase 100% of silver produced from the Marmato Mine until 2.15 million ounces of silver have been delivered, after which the purchased volume reduces to 50% of silver produced. WPMI will make payments upon delivery equal to 18% of the spot gold and silver prices until the uncredited portion of the upfront payment is reduced to zero, and 22% of the spot gold and silver prices thereafter.

The Company and its subsidiaries have provided security in favour of WPMI in respect of their obligations under the Marmato PMPA, including a first ranking general security agreement over substantially all properties and assets of Aris Gold and its subsidiaries, security over the mining rights comprising the Marmato Mine, and a first ranking share pledge over the shares of each of the subsidiaries of Aris Gold.

The contract will be settled by Marmato delivering precious metal credits to WPMI. The Company recognizes amounts in revenue as gold and silver are delivered under the Marmato PMPA.

Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognised as revenue. Accretion will be capitalized to the Marmato Lower Mine (Note 9). The following are the key inputs for the Marmato PMPA contract as of December 31, 2022:

Key inputs in the estimate	December 31, 2022
Estimated financing rate	12.50%
Long-term gold price	$1,700 - $1,750
Long-term silver price	$20.51 - $22.50
Construction milestone timelines	2023 - 2024

Year ended December 31, 2022
As at January 1, 2022	$ -
Acquisition of Aris Gold’s deferred revenue liability	59,596
Recognition of revenue on ounces delivered	(828)
Accretion	1,890
Closing Balance	$ 60,658

Less: current portion	(1,606)

Non-current portion	$ 59,052

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Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

14.	Deferred Revenue (cont.)

b)	Toroparu

The Company is also party to a Precious Metals Purchase Agreement (“Toroparu PMPA”) with WPMI. Under the terms of the Toroparu PMPA, WPMI will purchase 10% of the gold and 50% of the silver production in exchange for up-front cash deposits totalling $153.5 million.

As of December 31, 2022, the Company has received an initial deposit of $15.5 million, as per the terms of the Toroparu PMPA the receipt of the remaining $138.0 million is subject to WPMI’s election to proceed and is expected to be received in installments during construction of the Toroparu Project once all necessary mining licenses have been obtained and conditions pertaining to final feasibility, the availability of project capital finance, the granting of security to WPMI and other customary conditions are satisfied.

The Company recorded deferred revenue of $84.0 million, all non-current, at the acquisition date which represents the net present value of the estimated future cash flows attributable to expected future gold and silver deliveries to Wheaton.

WPMI may elect (a) not to pay the balance of the deposit and to reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil, or (b) not to proceed with the streaming transaction and to convert the portion of the deposit already paid less $2.0 million into debt of the Company that will become due and payable in whole or in part upon the occurrence of certain events including, but not limited to, a “change of control” of the Company or the Company obtaining certain levels of debt or equity financing. If WPMI elects to reduce the streams, the Company may return the amount of the deposit already advanced less $2.0 million to WPMI and terminate the agreement. In the event the Company does not deliver sufficient gold and silver to repay the total balance of the deposit, the Company will be required to pay any remaining balance in cash.

In addition to the up-front cash deposits mentioned above, WPMI will make ongoing payments to the Company once Toroparu is in operation as follows:

●	Gold - the lesser of the market price and $400 per payable ounce of gold delivered over the life of the Toroparu Project, subject to a 1% annual increase starting after the third year of production.
●

Silver - the lesser of the market price and $3.9 per payable ounce of silver delivered over the life of the Toroparu Project, subject to a 1% annual increase starting after the fourth year of production.

15.	Share Capital

a)	Authorized

Unlimited number of common shares with no par value.

b)	Issued and fully paid

As at December 31, 2022, the Company had 136,057,661 common shares issued and outstanding (December 31, 2021 – 98,000,774 common shares).

On September 26, 2022 the Company completed the acquisition of Aris Gold (Note 5) through the issuance of 38,420,690 common shares to the former shareholders of Aris Gold. During the year ended December 31, 2022, the Company issued a total of 194,999 common shares for the exercise of stock options and 287,099 common shares for the exercise of warrants.

On June 4, 2021, the Company completed the acquisition of Gold X through the issuance of 36,722,294 common shares to the former shareholders of Gold X. During the year ended December 31, 2021, the Company also issued a total of 83,333 common shares for the exercise of stock options, 421,050 common shares for the repayment of a portion of the Convertible Debentures and 198,687 common shares for the exercise of warrants.

Page  |  44

Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

15.	Share Capital (cont.)

Normal Course Issuer Bid (“NCIB”)

The Company currently has a NCIB for its common shares in place pursuant to which it may purchase for cancellation up to 9,570,540 common shares over a 12-month period ending October 19, 2022. Daily purchases are limited to 86,301 common shares, other than block purchase exceptions. Common shares purchased under the NCIB will be cancelled. During the year ended December 31, 2022, the Company purchased a total of 845,901 common shares (2021 - 1,274,701 common shares) for cancellation at an average price of C$5.01 (2021 - C$5.44), representing a total cost of approximately $3.1 million (2021 - $5.5 million).

Dividends

Declaration date	Payment date	Per share		Amount paid in C$		Amount recorded in deficit

December 15, 2021	January 17, 2022	C$	0.015	C$	1,470	$ 1,163
January 17, 2022	February 15, 2022	C$	0.015		1,467	1,154
February 15, 2022	March 15, 2022	C$	0.015		1,466	1,157
March 15, 2022	April 15, 2022	C$	0.015		1,469	1,174
April 18, 2022	May 16, 2022	C$	0.015		1,471	1,145
May 16, 2022	June 15, 2022	C$	0.015		1,468	1,160
June 16, 2022	July 15, 2022	C$	0.015		1,464	1,138
July 18, 2022	August 15, 2022	C$	0.015		1,465	1,145
August 17, 2022	September 15, 2022	C$	0.015		1,465	1,115
Total				C$	13,205	$ 10,351

Only July 25, 2022, the Company announced that it will adopt a no-dividend policy. Following completion of the Transaction on September 26, 2022, no further dividends have been declared.

c)	Share Purchase Warrants – equity classified

The following table summarizes the change in the number of issued and outstanding share purchase warrants and the associated equity classified warrants during the year ended December 31, 2022:

	Units	Common shares issuable	Amount

As at December 31, 2020	-	-	$-
Fair Value of Gold X Warrants honoured	9,395,215	6,527,794	10,340
Exercised in period	(56,250)	(39,082)	(88)
As at December 31, 2021	9,338,965	6,488,712	10,252
Exercised in the period (1)	(67,500)	(46,899)	(69)
Expired in the period	(2,046,500)	(1,421,908)	-
Balance at December 31, 2022	7,224,965	5,019,905	$10,183
(1)	Resulted in the issuance of 46,899 common shares of the Company based on the Exchange Ratio at the Acquisition Date. The exercise price per Gold X Warrant exercised averaged C$3.17.

The table below summarizes information about the equity classified warrants issued and outstanding as at December 31, 2022:

	Warrants outstanding	Common shares issuable	Exercise price C$/common shares issuable
Gold X Warrants
January 23, 2023 (1)	154,590	107,409	5.76
July 20, 2023 (2)	2,665,500	1,851,989	4.61
June 12, 2024 (3)	1,190,750	827,333	1.90
August 27, 2024	3,214,125	2,233,174	4.03
	7,224,965	5,019,905	$ 3.93
(1)	Subsequent to December 31, 2022, 154,590 warrants expired on January 23, 2023
(2)	Subsequent to December 31, 2022, 25,000 warrants were exercised with an exercise price of C$4.61
(3)	Subsequent to December 31, 2022, 120,000 warrants were exercised with an exercise price of C$1.90.

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Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

15.	Share Capital (cont.)

d)	Share Purchase Warrants – liability classified

The following table summarizes the change in the number of issued and outstanding share purchase warrants and the associated warrant liabilities during the year ended December 31, 2022:

	Units	Amount
2019 PP Unlisted Warrants – exercise price C$5.40, exercisable until Nov 5, 2023
As at December 31, 2020	3,260,870	$9,257
Fair value adjustment (Note 21)	-	(5,634)
Exchange difference	-	72
Balance at December 31, 2021	3,260,870	$3,695
Fair value adjustment (Note 21)	-	(3,261)
Exchange difference	-	(75)
Balance at December 31, 2022	3,260,870	$359
2020 PP Unlisted Warrants – exercise price of C$6.50, exercisable until Feb 6, 2023(2)
As at December 31, 2020	7,142,857	$17,030
Fair value adjustment (Note 21)	-	(14,108)
Exchange difference	-	138
Balance at December 31, 2021	7,142,857	$3,060
Fair value adjustment (Note 21)	-	(3,015)
Exchange difference	-	(38)
Balance at December 31, 2022	7,142,857	$7

Listed Warrants(3) – exercise price C$2.21, exercisable until Apr 30, 2024
As at December 31, 2020	10,551,760	$48,595
Exercised	(247,305)	(611)
Fair value adjustment (Note 21)	-	(22,989)
Exchange difference	-	445
Balance at December 31, 2021	10,304,455	$25,440
Exercised	(240,200)	(612)
Fair value adjustment (Note 21)	-	(14,036)
Exchange difference	-	(1,125)
Balance at December 31, 2022	10,064,255	$9,667

Aris Unlisted Warrants(1) – exercise price C$6.00, exercisable until Dec 19, 2024
Balance at December 31, 2021	-	$-
Replacement Warrants for Aris Acquisition (Note 5)	1,650,000	238
Fair value adjustment (Note 21)	-	350
Balance at December 31, 2022	1,650,000	$588

Aris Listed Warrants(1) – exercise price C$5.50, exercisable until Jul 29, 2025
Balance at December 31, 2021	-	$-
Replacement Warrants for Aris Acquisition (Note 5)	29,084,377	8,573
Fair value adjustment (Note 21)	-	(2,880)
Balance at December 31, 2022	29,084,377	$5,693

Balance at December 31, 2021 – total warrant liabilities		$32,195
Balance at December 31, 2022 – total warrant liabilities		$16,314
(1)	Number of replacement warrants and exercise price have been adjusted by the share Exchange Ratio of 0.5.
(2)	Subsequent to December 31, 2022, all warrants expired on February 6, 2023.
(3)	Subsequent to December 31, 2022, 500 warrants were exercised with an exercise price of C$2.21.

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Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

15.	Share Capital (cont.)

Valuation inputs for Unlisted Warrants

The fair value of the Unlisted Warrants was determined using the Black-Scholes option pricing model and Level 2 fair value inputs as follows:

Valuation Inputs	Aris Unlisted Warrants	2020 PP Warrants	2019 PP Warrants
Expected volatility	57%	76%	49%
Liquidity discount	8%	8%	8%
Risk-free interest rate	4.06%	4.06%	4.06%
Expected life of warrants	2.0 years	0.1 years	0.9 years
Dividends expected	0%	0%	0%

e)	Stock option plan

The Company has a rolling Stock Option Plan (the “Option Plan”) in compliance with the TSX policies for granting stock options. Under the Option Plan, the maximum number of common shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares and, to any one option holder, may not exceed 5% of the issued common shares on a yearly basis. The exercise price of each stock option will not be less than the market price of the Company’s stock at the date of grant. Each stock option vesting period and expiry is determined on a grant-by-grant basis.

A summary of the change in the stock options outstanding during the periods ended December 31, 2022 and December 31, 2021 is as follows:

	Options outstanding	Weighted average exercise price (C$)

Balance at December 31, 2020	1,681,665	$ 3.52
Options granted	924,000	6.04
Exercised (1)	(83,333)	2.55
Expired or cancelled	(40,000)	3.67
Balance at December 31, 2021	2,482,332	$ 4.49
Options granted	1,691,000	5.70
Replacement options for Aris Acquisition (Note 5) (2)	3,615,912	4.36
Exercised (3)	(194,999)	2.55
Expired or cancelled	(880,739)	5.01
Balance at December 31, 2022 (4)(5)(6)	6,713,506	$ 4.71

(1)	The weighted average share price at the date stock options were exercised was C$7.82.
(2)	Number of replacement options and exercise price have been adjusted by the share Exchange Ratio of 0.5.
(3)	The weighted average share price at the date stock options were exercised was C$5.45.
(4)	In January 2023, a total of 100,000 stock options were exercised with an exercise price of C$3.16 per common share, and 40,000 stock options with an exercise price of C$5.84 were cancelled.
(5)	In February 2023, a total of 32,000 stock options with an exercise price of C$5.84 were cancelled.
(6)	Subsequent to December 31, 2022, 1,691,964 share options with an exercise price of C$4.03 were granted by the Company.

Page  |  47

Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

15.	Share Capital (cont.)

A summary of the inputs used in the determination of the fair values of the stock options granted in the periods ended December 31, 2022 and December 31, 2021, using the Black-Scholes option pricing model, is as follows:

	February 12, 2021(1)	April 6, 2021(1)	January 26, 2022	March 23, 2022(1)	April 1, 2022	June 1, 2022(1)
Total options issued	651,101	4,439	600,000	702,257	1,091,000	208,115

Market price of shares at grant date	C$6.20	C$4.70	C$5.45	C$3.80	C$5.84	C$3.72

Exercise price	C$6.20	C$4.70	C$5.45	C$3.80	$5.84	C$3.72

Dividends expected	Nil	Nil	3.30%	Nil	3.29%	Nil

Expected volatility	38.64%	38.64%	55.33%	45.43%	54.49%	52.22%

Risk-free interest rate	3.77%	3.77%	1.22%	3.74%	2.24%	3.74%

Expected life of options	1.4 years	1.5 years	2.5 years	2.5 years	2.5 years	2.7 years

Vesting terms	2 years (2)	2 years (2)	2 years	2 years (2)	1 year	2 years (2)

(1)	Number of units, market price and exercise price used in the Black-Scholes calculations have been adjusted for the Exchange Ratio.
(2)	50% of the options vest one year after issue date, the remaining 50% vest two years after issue date.

The table below summarizes information about the stock options outstanding and the common shares issuable as at December 31, 2022:

Expiry date	Outstanding	Vested stock options	Remaining contractual life in years	Exercise price (C$/share)

14-Jun-23	475,000	475,000	0.5	$ 3.16
12-Feb-24	548,205(1)	274,103	1.1	6.20
1-Apr-24	265,000	265,000	1.3	3.67
6-Apr-24	4,439(1)	2,220	1.3	4.70
1-Mar-25	1,995,000(1)	1,995,000	2.2	4.00
23-Mar-25	627,747(1)	-	2.2	3.80
1-Apr-25	510,000	510,000	2.3	4.05
31-May-25	208,115(1)	-	2.4	3.72
26-Jun-25	55,000(1)	55,000	2.5	5.00
2-Jul-25	50,000	50,000	2.5	6.88
1-Apr-26	900,000	900,000	3.3	6.04
26-Jan-27	95,000	-	4.1	5.45
1-Apr-27	980,000	737,000	4.3	5.84

	6,713,506	5,263,323	2.5	$ 4.68

(1)	Number of units, market price and exercise price used in the Black-Scholes calculations have been adjusted for the Exchange Ratio.

f)	DSUs

In connection with the Aris Acquisition (Note 5), the Company’s non-executive directors ceased to be directors on September 26, 2022. As a result, their unvested DSUs vested immediately, and the Company paid a total of $2.3 million in cash to the departing directors in settlement of a total of 879,368 DSUs.

The Aris Gold non-executive directors became directors of the Company on completion of the Aris Acquisition and their DSUs from Aris Gold were replaced with 233,676 DSUs in the Company.

Subsequent to the Aris Acquisition, the Company’s non-executive directors receive a portion of their annual retainer in DSUs on a quarterly basis.

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Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

15.	Share Capital (cont.)

A summary of changes to the DSU liability, included in accounts payable and accrued liabilities, during the year ended December 31, 2022 and the year ended December 31, 2021 is as follows:

	Units	Amount

Balance at December 31, 2020	450,039	$ 2,851

Share-based compensation expense	255,841	1,047

Paid	-	(919)

Balance at December 31, 2021	705,880	$ 2,979

Granted and vested during the period	273,630	766

Paid	(879,368)	(2,291)

Replacement DSUs for Aris Acquisition (Note 5)	233,676	549

Share-based compensation expense	-	(1,127)
Exchange difference	-	(50)
Balance at December 31, 2022	333,818	$ 826

The DSU liability at December 31, 2022 was determined based on the Company’s quoted closing share price on the TSX, a Level 1 fair value input, of C$3.40 ($2.51) (December 31, 2021 - C$5.33 ($4.22)) per share.

g)	PSUs

In connection with the Aris Acquisition (Note 5), the Company’s executives ceased to be executives on September 26, 2022. As a result, their unvested PSUs vested immediately, and the Company paid a total of $1.2 million in cash to the departing directors in settlement of a total of 436,197 PSUs.

Following the Aris Acquisition, the Company adopted the PSU plan from Aris Gold as part of its compensation program for employees. The Company issued 706,286 replacement PSUs that vest three years after the original grant date with performance measured against by comparing the Company share price to the S&P/TSX Global Gold Index.

A summary of changes to the PSU liability, included in other long-term liabilities, during the period ended December 31, 2022 and the year ended December 31, 2021 is as follows:

	Units	Amount
Balance at December 31, 2020	255,824	$ 1,002

Share-based compensation expense	122,789	191

Exchange difference	-	7

Balance at December 31, 2021	378,613	$ 1,200

Granted	163,686	605

Share-based compensation expense	27,747	(284)

Paid	(570,046)	(1,777)

Replacement PSUs for Aris Acquisition (Note 5)	706,286	557
Exchange difference	-	(9)
Balance at December 31, 2022	706,286	$ 292

Subsequent to December 31, 2022, the Company issued 773,388 PSUs that vest in approximately three years based on the Company share price performance against the S&P/TSX Global Gold Index.

Page  |  49

Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

15.	Share Capital (cont.)

h)	Share-based compensation expense

	Year ended December 31,
	2022	2021

Stock-option expense	$ 1,740	$ 932
DSU expense	(362)	114
PSU expense	321	191
Stock options granted by Aris Gold	-	311
DSUs granted by Aris Gold	-	129

Total share-based payments	$ 1,699	$ 1,677
Less: amount capitalized to E&E assets related to stock options	(284)	-
Total share-based compensation expense	$ 1,415	$ 1,677

i)	Earnings (loss) per share

	December 31, 2022				December 31, 2021
	Weighted average shares outstanding	Net earnings (loss)	Net earnings (loss) per share	Weighted average shares outstanding	Net earnings (loss)	Net earnings (loss) per share

Basic EPS	108,162,090	$ 622	$ 0.01	82,812,159	$ 186,226	$ 2.25
Effect of dilutive stock-options	332,430	-		577,194	-
Effect of Convertible Debenture	3,789,474	(3,457)		3,789,473	(6,564)
Effect of dilutive warrants	4,889,630	(23,193)		7,706,407	(28,623)

Diluted EPS	117,173,624	$ (26,028)	$ (0.22)	94,885,233	$ 151,039	$ 1.59

Diluted earnings per share amounts are calculated by adjusting the basic earnings per share to take into account the after-tax effect of interest and other finance costs associated with dilutive convertible debentures as if they were converted at the beginning of the period, and the effects of potentially dilutive stock options and share purchase warrants calculated using the treasury stock method. When the impact of potentially dilutive securities increases the earnings per share or decreases the loss per share, they are excluded for purposes of the calculation of diluted earnings per share.

The following table lists the number of warrants, stock options and the Convertible Debenture which were excluded from the computation of diluted earnings per share. Instruments were excluded because either the exercise prices exceeded the average market value of the common shares or the impact of including the in the money securities were anti-dilutive to EPS in the period ended December 31, 2022.

	Year ended December 31,
	2022	2021
Stock options	2,069,711	50,000
Warrants	43,097,502	8,672,174

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Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

16.	Income Taxes

A reconciliation between income tax expense and the product of the accounting net (loss) income before income taxes multiplied by the Company’s domestic federal and provincial combined tax rate is provided below:

	Year ended December 31,
	2022	2021

Income (loss) before income taxes	$63,208	$231,705
Canadian statutory income tax rate	26.5%	26.5%
Income tax expense (recovery) at statutory rate	16,750	61,402
Increase (decrease) in income tax provision resulting from:
Differences in tax rates in foreign jurisdictions	14,918	6,291
Share-based compensation	(75)	328
Other non-deductible expenses	6,601	1,455
Non-taxable (gain) loss on financial instruments	1,500	(14,175)
Non-taxable gain on financial loss of control of Aris	-	(15,075)
Increase in unrecorded deferred tax asset	22,140	9,331
Withholding taxes	6,101	1,000
Tax impact of future tax rate differences	(23)	1,180
Changes in estimate	(2,296)	-
Change from equity accounting to consolidation of Aris Gold investment	(1,032)	-
Other	(1,998)	-

Income tax expense	$62,586	$51,737

Current income tax expense	$67,029	$55,444
Deferred income tax expense (recovery)	(4,443)	(3,707)

Income tax expense	$62,586	$51,737

A summary of the components of the recognized net deferred income tax assets (liabilities) is as follows:

	December 31, 2022	December 31, 2021

Deferred tax assets
Non-Capital losses	$550	$8,268
Provisions	3,714	2,071
Other	2,458	21
Deferred tax liabilities
Mining interests, plant and equipment	(54,684)	(8,866)
Withholding taxes	-	(1,702)
Investments in Associates	-	(6,486)
Other	(293)	(1,782)

Total deferred tax liability	$(48,255)	$(8,476)

A summary of the movement in net deferred tax liability is as follows:

	Year ended December 31,
	2022	2021

Balance at the beginning of the year	$8,476	$22,222
Recognized in net loss	(4,443)	(3,707)
Reduction of deferred tax liability on Aris loss of control	-	(9,068)
Recognition of deferred tax liability on Aris Gold acquisition	49,840	-
Recognized in other comprehensive loss	(5,618)	(971)

Balance at the end of the year	$48,255	$8,476

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Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

16.	Income Taxes (cont.)

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset. Deferred tax assets are recognized for the carry-forward of unused tax losses and unused tax credits to the extent that it is probable that taxable profits will be available against which the unused tax losses/credits can be utilized.

The Company has the following deductible temporary differences for which no deferred tax assets have been recognized:

	December 31, 2022	December 31, 2021

Non-capital losses	$ 101,934	$ 37,392
Financing fees	8,925	15,666
Other	18,249	-

Total	$ 129,108	$ 53,058

At December 31, 2022 the Company has the following non-capital loss carry-forwards:

●	Canada: $99.6 million (December 31, 2021 - $64.4 million), expiry between 2024 and 2042
●	Guyana: $71.0 million (December 31, 2021 - $60.0 million), no expiry, and
●	Switzerland: $4.4 million (December 31, 2021 - $nil), expiry in 2029.

17.	Financial Risk Management

The nature of the acquisition, exploration, development and operation of gold properties exposes the Company to risks associated with fluctuations in commodity prices, foreign currency exchange rates and credit risk. The Company may at times enter into risk management contracts to mitigate these risks. It is the Company’s policy that no speculative trading in derivatives shall be undertaken.

a)	Financial instrument risk

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

●	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities
●	Level 2 – inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●	Level 3 – inputs that are not based on observable market data.

The fair values of the Company’s cash and cash equivalents, cash in trust, accounts receivable, accounts payable and accrued liabilities, and Soto Norte deferred payment approximate their carrying values due to their short-term nature.

The Senior Unsecured Notes are recognized at amortized cost using the effective interest rate method. An observable fair value of the Company’s Senior Unsecured Notes have been assessed using the trading value of the bonds on the Singapore exchange which indicate a fair market value of $236.0 million.

Financial liabilities measured at FVTPL on a recurring basis include the warrant derivative liabilities, the DSU payable, PSU payable, the Convertible Debenture and gold-linked notes which are measured at their fair value at the end of each reporting period. The levels in the fair value hierarchy into which the Company’s financial assets and liabilities are recognized in the statements of financial position at fair value are categorized as follows:

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Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

17.	Financial Risk Management (cont.)

	December 31, 2022		December 31, 2021
	Level 1	Level 2	Level 1	Level 2
Gold-linked notes (Note 13b)	$-	$67,145	$-	$-
Warrant liabilities (Note 15d)	15,360	954	25,440	6,755
DSU and PSU liabilities (Note 10)	826	293	2,979	1,200
Investments and other assets (Note 8c)	412	-	21,258	1,888
Embedded derivative	-	-	-	996
Convertible Debentures (Note 11c)	-	13,182	-	19,466

Total	$16,598	$81,574	$49,677	$30,305

At December 31, 2022, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis. There were no transfers between Level 1 and Level 2, and no financial assets or liabilities measured and recognized at fair value that would be categorized as Level 3 in the fair value hierarchy during the period.

b)	Credit risk

	December 31, 2022	December 31, 2021
Trade (1)	$13,576	$80
VAT receivable	30,489	27,230
Other, net of allowance for doubtful accounts	4,597	2,256

Total	$48,662	$29,566

(1)	The accounts receivable balance is higher as at December 31, 2022 when compared to 2021 due to timing of receivables from metal sales. These have all subsequently been received.

The exposure to credit risk arises through the failure of a third party to meet its contractual obligations to the Company. The Company’s exposure to credit risk primarily arises from its cash balances (which are held with highly rated Canadian, Colombian and other international financial institutions) and accounts receivable. The timing of collection of the VAT recoverable is in accordance with Government of Colombia’s bi-monthly filing process. The timing of collection of HST recoverable is in accordance with Government of Canada quarterly filing process. As at December 31, 2022 the Company expects to recover the outstanding amount of current VAT and HST receivable in the next 12 months.

Credit risk associated with trade accounts receivable arises from the Company’s delivery of its production to an international customer from whom it receives 99.5% of the sales proceeds shortly upon delivery of its production to an agreed upon transfer point in Colombia and the balance within a short settlement period thereafter.

c)	Liquidity risk

The Company manages its liquidity risk by continuously monitoring forecast cash flow requirements. The Company believes it has sufficient cash resources to pay its obligations associated with its financial liabilities as at December 31, 2022. The Company’s undiscounted commitments at December 31, 2022 are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total

Trade, tax and other payables	$73,046	$-	$-	$-	$73,046
Deferred consideration for Soto Norte	53,750				53,750
Reclamation and closure costs	591	4,810	2,252	13,988	21,641
Lease payments	2,886	2,160	621	1,311	6,978
Gold-linked notes	13,789	45,952	37,877	-	97,618
Senior unsecured notes	20,625	41,250	312,490	-	374,365
Convertible Debentures	1,047	13,345	-	-	14,392
Other contractual commitments	1,637	2,163	-	55,400	59,200

Total	$167,371	$109,680	$353,240	$70,699	$700,990

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Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

17.	Financial Risk Management (cont.)

Following receipt of funds under the Marmato and Toroparu PMPA, Aris Mining’s silver and gold production from the Marmato and Toroparu Mine is subject to the terms of the PMPA with WPMI. Refer to Note 14 for details on the obligations to WPMI.

Claims

In the ordinary course of business, the Company is involved in and potentially subject to legal actions and proceedings. The Company records provisions for such claims when considered material and an outflow of resources is considered probable.

The Company is subject to tax audits from various tax authorities on an ongoing basis. As a result, from time to time, tax authorities may disagree with the positions and conclusions taken by the Company in its tax filings or legislation could be amended or interpretations of current legislation could change, and any of these events could lead to reassessments. The Company records provisions for such claims when an outflow of resources is considered probable. No such provisions have been recorded by the Company.

d)	Foreign currency risk

The Company is exposed to foreign currency fluctuations. Such exposure arises primarily from:

●

Translation of subsidiaries that have a functional currency, such as COP, which differ from the USD functional currency of the Company. The impact of such exposure is recorded through other comprehensive income (loss) .

●

Translation of monetary assets and liabilities denominated in foreign currencies, such as the Canadian dollar (“C$”) and Guyanese Dollar (“GYD”). The impact of such exposure is recorded in the consolidated statement of income (loss).

The Company monitors its exposure to foreign currency risks arising from foreign currency balances and transactions. To reduce its foreign currency exposure associated with these balances and transactions, the Company may enter foreign currency derivatives to manage such risks. In 2022 and 2021, the Company did not utilize derivative financial instruments to manage this risk.

The following table summarizes the Company’s current net assets held in Canadian dollars, Colombian pesos (in US dollar equivalents) and Guyanese dollar (in US dollar equivalents) as of December 31, 2022 and December 31, 2021, as well as the effect on earnings and other comprehensive earnings after-tax of a 10% appreciation or depreciation in the foreign currencies against the US dollar on the financial and non-financial assets and liabilities of the Company, if all other variables remain constant:

	December 31, 2022	Impact of a 10% Change	December 31, 2021	Impact of a 10% Change
Canadian Dollars (C$)	(26,383)	(2,638)	(43,338)	(4,334)
Colombian Peso (COP)	(19,257)	(1,926)	23,916	2,392
Guyanese Dollar (GYD)	(2,498)	(250)	(365)	(37)

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Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

17.	Financial Risk Management (cont.)

e)	Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Gold and silver prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond the Company’s control. The Company may enter commodity hedging contracts from time to time to reduce its exposure to fluctuations in spot commodity prices.

In the first quarter of 2022, the Company entered into a price protection program on 35,000 ounces of future gold production through zero cost collars, spread equally over the period from February 2022 through August 2022. The floor price of the gold collars varies with a range between $1,775 per ounce to $1,850 per ounce (a weighted average of $1,789 per ounce) and the ceiling price of the gold collars varies with a range between $1,875 per ounce to $1,950 per ounce (a weighted average of $1,889 per ounce). The gold collars represent European-style put and call options that are settled in cash as they expire at the end of each month. During the year ended December 31, 2022, call options on 15,000 ounces of gold were exercised by the option holder and put options on 10,000 ounces of gold were exercised by the Company. A net gain on commodity hedging contracts of $0.3 million was recorded (Note 21).

The Company is required under the covenants of the Gold Notes to use commercially reasonable efforts to put in place commodity hedging contracts (put options) on a rolling four-quarters basis to establish a minimum selling price of $1,400 per ounce for the physical gold being accumulated in the Gold Escrow Account (Note 11). Gold being accumulated in the Gold Escrow Account will be sold to meet the Company’s financial obligations for the quarterly Amortizing Payments of the Gold Notes. Under the terms of the agreement, such hedging will not be required if one of the following conditions is met:

●	the Company determines that any such hedging contracts are not obtainable on commercially reasonable terms; or
●

the failure to obtain any such hedging contracts would not reasonably be expected to materially adversely impact the ability of the Company to satisfy its obligations to make the quarterly Amortizing Payments.

As at December 31, 2022, the Company had no outstanding commodity hedging contracts in place.

18.	Revenue

	Year ended December 31,
	2022	2021
Gold in dore	$392,622	$376,887

Silver in dore	5,164	5,724

Metals In Concentrate	2,177	-

Total	$399,963	$382,611

19. Cost of Sales

	Year ended December 31,
	2022	2021

Production costs	$182,868	$171,219

Royalties	12,955	12,679

Total	$195,823	$183,898

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Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

20.	Interest and Accretion

	Year ended December 31,
	2022	2021

Interest expense	$23,854	$11,461

Gold Premium payment	-	3,332

Applicable Premium on early redemption of Gold Notes	-	1,157

Financing fees	188	149

Accretion of Senior Notes (Note 11a)	2,311	862

Accretion of lease obligations (Note 12)	602	397

Accretion of provisions (Note 13)	1,333	1,238

Total	$28,288	$18,596

21.	Gain (loss) on Financial Instruments

	Year ended December 31,
	2022	2021
Financial Assets
Aris Gold Unlisted Warrants	$(1,078)	$(2,059)
Aris Gold Listed Warrants	(3,124)	(4,984)
Aris Gold Notes	(115)	(24)
Gold X Warrants	-	265
Denarius Warrants (Note 8c)	(5,050)	3,708
Denarius Subscription Receipts (Note 8c)	-	1,949
Western Atlas Warrants (Note 8d)	(14)	(263)
Gold in Gold Trust Account	-	(221)
Embedded derivative asset in Senior Notes (Note 11a)	(996)	207
Other gain (loss) on financial instruments	922	-
	(9,455)	(1,422)

Financial Liabilities
Gold Notes (Note 11b)	910	3,014
Convertible Debentures (Note 11c)	4,552	7,744
Unlisted Warrant liability (Note 15d)	5,926	19,742
Listed Warrant liability (Note 15d)	16,916	22,989
Aris Gold Unlisted Warrants	-	(129)
Aris Gold Listed Warrants	-	(1,241)
Aris Gold Notes	-	1,428
Aris Gold Subscription Receipts	-	(2,501)
	28,304	51,046

Total	$18,849	$49,624

22.	Changes in non-cash Operating Working Capital Items

	Year ended December 31,
	2022	2021
Accounts receivable (1)	$(15,511)	$(9,995)
Inventories	(4,084)	(2,038)
Prepaid expenses and deposits	399	602
Accounts payable and accrued liabilities	(2,403)	(3,110)

Total	$(21,599)	$(14,541)

(1)	The accounts receivable balance is higher as at December 31, 2022 when compared to 2021 due to timing of receivables from metal sales. These have all subsequently been received.

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Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

23.	Related Party Transactions

Key management personnel compensation

	Year ended December 31,
	2022	2021
Short-term employee benefits	$6,360	$3,065
Termination benefits	15,902	9,817
Share-based compensation	639	1,167
Total	$22,901	$14,049

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

24.	Capital Management

The Company’s objectives when managing capital are to safeguard the entity’s ability to support normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties, support any expansionary plants, maintain sufficient capital for potential investment opportunities and to pursue generative acquisition opportunities. The Company intends to finance potential acquisitions with a prudent combination of equity, debt and other forms of financing. In the management of capital, the Company includes the components of equity, and loan facilities, net of cash. Capital, as defined above, is summarized in the following table:

	2022	2021

Equity	$501,375	$478,526
Long-term debt	378,433	314,266
	879,808	792,792
Less: Cash	(299,461)	(323,565)
	$580,347	$469,227

The Company manages its capital structure and makes adjustments to it in light of changes in its economic environment and the risk characteristics of the Company’s assets. To effectively manage the entity’s capital requirements, the Company has in place a planning, budgeting and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.

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Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

25.	Segment Disclosures

Reportable segments are consistent with the geographic regions in which the Company’s projects are located. In determining the Company’s segment structure, the basis on which management reviews the financial and operational performance was considered and whether any of the Company’s mining operations share similar economic, operational and regulatory characteristics. The Company considers its Segovia Operations and Marmato Mine in Colombia, its Toroparu Project in Guyana, its Soto Norte Project in Colombia and its corporate functions in Canada and Panama as its reportable segments.

	Segovia	Marmato	Toroparu	Soto Norte	Corporate and Other	Total
Year ended Dec 31, 2022
Revenue	$391,678	$8,285	$-	$-	$-	$399,963
Cost of sales	(186,653)	(9,170)	-	-	-	(195,823)
Segment net income (loss)	110,349	(2,154)	-	(2,179)	(105,394)	622
Capital expenditures	51,670	6,336	57,178	-	162	115,346
Year ended Dec 31, 2021
Revenue	$377,512	$5,099	$-	$-	$-	$382,611
Cost of sales	(174,450)	(4,370)	-	-	-	(178,820)
Segment net income (loss)	104,633	(14,679)	-	-	90,014	179,968
Capital expenditures	59,643	1,032	9,682	-	-	70,357
As at Dec 31, 2022
Total assets	$222,356	$186,509	$334,456	$100,772	$398,027	$1,242,120
Total liabilities	(70,116)	(120,725)	(88,749)	-	(461,155)	(740,745)
As at Dec 31, 2021
Total assets	$276,298	$-	$279,380	$-	$442,707	$998,385
Total liabilities	(79,126)	-	(85,367)	-	(355,366)	(519,859)

(1)	Included in segment net income (loss) are total employee benefits costs of $50.8 million (2021 - $28.6 million).

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